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EXHIBIT 99-2

Management's Discussion and Analysis for the fiscal year ended December 31, 2016, dated March 1, 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS March 1, 2017

This Management's Discussion and Analysis (this MD&A) should be read in conjunction with Suncor's December 31, 2016 audited Consolidated Financial Statements and the accompanying notes. Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated March 1, 2017 (the 2016 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website, www.suncor.com. Information on or connected to our website, even if referred to in this MD&A, does not constitute part of this MD&A.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless the context requires otherwise. For a list of abbreviations that may be used in this MD&A, refer to the Advisories – Common Abbreviations section of this MD&A.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    13

MD&A – Table of Contents

15	Financial and Operating Summary

18	Suncor Overview

21	Financial Information

26	Segment Results and Analysis

40	Fourth Quarter 2016 Analysis

42	Quarterly Financial Data

45	Capital Investment Update

48	Financial Condition and Liquidity

53	Accounting Policies and Critical Accounting Estimates

57	Risk Factors

66	Other Items

67	Advisories

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian generally accepted accounting principles (GAAP) as contained within Part 1 of the Canadian Institute of Chartered Professional Accountants Handbook.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings (loss), funds from (used in) operations (previously referred to as cash flow from (used in) operations), return on capital employed (ROCE), Oil Sands operations cash operating costs, Syncrude cash operating costs, refining margin, refining operating expense, discretionary free cash flow, and last-in, first-out (LIFO) – are not prescribed by GAAP. Operating earnings (loss), Oil Sands operations cash operating costs, Syncrude cash operating costs and LIFO are defined in the Advisories – Non-GAAP Financial Measures section of this MD&A and reconciled to GAAP measures in the Financial Information and Segment Results and Analysis sections of this MD&A. ROCE, Funds from (used in) operations (previously referred to as cash flow from (used in) operations), discretionary free cash flow, refining margin and refining operating expense are defined and reconciled to GAAP measures in the Advisories – Non-GAAP Financial Measures section of this MD&A.

Measurement Conversions

Crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf in this MD&A. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Refer to the Advisories – Measurement Conversions section of this MD&A.

Common Abbreviations

For a list of abbreviations that may be used in this MD&A, refer to the Advisories – Common Abbreviations section of this MD&A.

Risks and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described in the Risk Factors section of this MD&A.

This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Advisories – Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information.

14   SUNCOR ENERGY INC. ANNUAL REPORT 2016

1. FINANCIAL AND OPERATING SUMMARY

Financial Summary

Year ended December 31 ($ millions, except per share amounts)	2016	2015	2014

Operating revenues, net of royalties	26 807	29 208	39 862

Net earnings (loss)	445	(1 995)	2 699

per common share – basic	0.28	(1.38)	1.84

per common share – diluted	0.28	(1.38)	1.84

Operating (loss) earnings(1)	(83)	1 465	4 620

per common share – basic	(0.05)	1.01	3.15

Funds from operations(2)	5 988	6 806	9 058

per common share – basic	3.72	4.71	6.19

Cash flow provided by operating activities	5 680	6 884	8 936

per common share – basic	3.53	4.76	6.11

Dividends paid on common shares	1 877	1 648	1 490

per common share – basic	1.16	1.14	1.02

Weighted average number of common shares in millions – basic	1 610	1 446	1 462

Weighted average number of common shares in millions – diluted	1 612	1 447	1 465

ROCE(1)(3) (%)	0.5	0.6	8.6

Capital Expenditures(4)	5 986	6 220	6 530

Sustaining	2 275	2 602	3 014

Growth	3 711	3 618	3 516

Discretionary free cash flow(1)	1 797	2 556	4 554

Balance Sheet (at December 31)

Total assets	88 702	77 527	79 671

Long-term debt(5)	16 157	14 556	12 523

Net debt	14 414	11 254	7 834

Total liabilities	44 072	38 488	38 068

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(3)
ROCE excludes capitalized costs related to major projects in progress.

(4)
Excludes capitalized interest.

(5)
Includes current portion of long-term debt.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    15

Operating Summary

Year ended December 31	2016	2015	2014

Production Volumes (mboe/d)

Oil Sands	504.9	463.4	421.9

Exploration and Production	117.9	114.4	113.0

Total	622.8	577.8	534.9

Production Mix

Crude oil and liquids / natural gas (%)	99/1	99/1	99/1

Average Price Realizations(1) ($/boe)

Oil Sands operations	39.97	48.78	86.57

Syncrude	56.38	59.74	96.06

Exploration and Production	53.34	60.53	103.05

Refinery crude oil processed (mbbls/d)	428.6	432.1	427.5

Refinery Utilization(2) (%)

Eastern North America	92	94	90

Western North America	94	93	95

	93	94	93

(1)
Net of transportation costs, but before royalties.

(2)
Refinery utilization is the amount of crude oil run through crude distillation units, expressed as a percentage of the nameplate capacity of these units.

16   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Segment Summary

Year ended December 31 ($ millions)	2016	2015	2014

Net (loss) earnings

Oil Sands	(1 149)	(856)	1 776

Exploration and Production	190	(758)	653

Refining and Marketing	1 890	2 306	1 692

Corporate, Energy Trading and Eliminations	(486)	(2 687)	(1 422)

Total	445	(1 995)	2 699

Operating (loss) earnings(1)

Oil Sands	(1 109)	(111)	2 771

Exploration and Production	10	7	857

Refining and Marketing	1 890	2 274	1 692

Corporate, Energy Trading and Eliminations	(874)	(705)	(700)

Total	(83)	1 465	4 620

Funds from (used in) operations(2)

Oil Sands	2 669	2 835	5 400

Exploration and Production	1 313	1 386	1 909

Refining and Marketing	2 606	2 921	2 178

Corporate, Energy Trading and Eliminations	(600)	(336)	(429)

Total	5 988	6 806	9 058

Cash flow provided by (used in) operating activities

Oil Sands	2 286	2 808	6 652

Exploration and Production	1 373	1 708	2 110

Refining and Marketing	3 393	3 227	1 956

Corporate, Energy Trading and Eliminations	(1 372)	(859)	(1 782)

Total	5 680	6 884	8 936

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Funds from (used in) operations was previously referred to as cash flow from (used in) operations, with the calculation being unchanged from prior years. Funds from (used in) operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    17

2. SUNCOR OVERVIEW

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil and natural gas in Canada and internationally; we transport and refine crude oil, and we market petroleum and petrochemical products primarily in Canada. We also conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas and byproducts. We also operate a renewable energy business as part of our overall portfolio of assets.

For a description of Suncor's business segments, refer to the Segment Results and Analysis section of this MD&A.

Suncor's Strategy

We are committed to delivering competitive and sustainable returns to shareholders by focusing on capital discipline, operational excellence and long-term profitable growth, and by leveraging our competitive differentiators: an industry-leading oil sands reserves base, a proven integrated model, financial strength, industry expertise and a commitment to sustainability. Key components of Suncor's strategy include:

•
Profitably operate and develop our reserves – Suncor's growth and development plan is focused on projects and initiatives, such as Fort Hills and asset optimization with Syncrude, that are expected to provide long-term profitability for the company. The company's significant reserves base and industry expertise in oil sands has laid the groundwork for achieving this growth. Suncor's economies of scale have also allowed us to focus on near-term oil sands growth through low-cost efficiency improvements and expansion projects.

•
Optimize value through integration – From the ground to the gas station, Suncor optimizes its profit through each step of the value chain. As upstream production grows, securing access to global pricing through the company's refining operations and midstream logistics network helps to maximize profit on each upstream barrel.

•
Achieve industry-leading unit costs in each business segment – Through a focus on operational excellence, Suncor is aiming to get the most out of our operations. Driving down costs and a continued focus on improved productivity and reliability will help to achieve this.

•
Industry leader in sustainable development – Suncor is focused on triple bottom line sustainability, which means leadership and industry collaboration in environmental performance, social responsibility and creating a strong economy.

2016 Highlights

Financial results summary

•
The company's financial results are primarily driven by record upstream crude oil sales of 628,700 bbls/d in 2016 at an average realized price of $49.11/bbl and total refined product sales of 521,400 bbls/d.

•
Net earnings for 2016 were $445 million, compared to a net loss of $1.995 billion in 2015.

•
Operating loss(1) for 2016 was $83 million, compared to operating earnings of $1.465 billion in 2015.

•
Cash flow provided by operating activities, which includes changes in non-cash working capital, for 2016 was $5.680 billion, compared to $6.884 billion in 2015.

•
Funds from operations(2) for 2016 was $5.988 billion, compared to $6.806 billion in 2015.

•
ROCE(1) (excluding major projects in progress) was 0.5% for 2016, compared to 0.6% for 2015. ROCE for 2015 improves to 4.2% when removing the impacts of impairment charges.

The strength of Suncor's balance sheet allowed the company to complete the acquisitions of additional working interests in Syncrude in 2016, increasing Suncor's ownership interest to 53.74%.

•
Acquired Canadian Oil Sands Limited (COS) in the first quarter of 2016, adding 128,600 bbls/d of synthetic crude oil (SCO) capacity. The transaction was valued at $6.9 billion.

•
Acquired an additional 5% interest in Syncrude from Murphy Oil Company Ltd. (Murphy) for $946 million in the second quarter of 2016, adding an additional 17,500 bbls/d of SCO capacity.

•
The company completed a common share offering for net proceeds of $2.8 billion to fund the acquisition of Murphy's 5% interest in Syncrude and to reduce debt to provide ongoing balance sheet flexibility.

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.
(2)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

18   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Oil Sands production increased 9%, despite the production outages at Oil Sands operations and Syncrude due to the Fort McMurray forest fires.

•
Oil Sands operations successfully returned to normal production rates following the production shut-in due to the forest fires in the Fort McMurray region in the second quarter of 2016 and averaged 374,800 bbls/d for the year. When excluding the impact of the second quarter, upgrader utilization averaged 90%.

•
2016 Syncrude production increased to 130,100 bbls/d, from 29,800 bbls/d in 2015. The increase is a result of additional working interests acquired in 2016 combined with significantly improved upgrader reliability. Syncrude upgrader utilization improved to 78% in 2016, compared to 71% in 2015, and was significantly impacted by the production outage associated with the forest fires in the second quarter of 2016. Excluding the impact of the second quarter, upgrader utilization was 97%.

Significant progress on key growth projects, Fort Hills and Hebron, continued in 2016.

•
The Fort Hills project was more than 76% complete at the end of 2016, with the remaining work to be based at site near Fort McMurray. The secondary extraction module construction program has been completed, with construction in secondary extraction and utilities achieving peak activity in the year. The company has assessed cost pressures on the project and now estimates the overall cost of the Fort Hills project to be between $16.5 and $17.0 billion. Suncor's share of Fort Hills' remaining project capital is between $1.6 and $1.8 billion. The majority of the spend will occur in 2017 and will be completed within Suncor's existing capital guidance range. In addition, the company has increased the nameplate capacity to 194,000 bbls/d after optimization and technical review. With these changes, Suncor's total capital intensity is expected to remain consistent with the original sanction estimate of $84,000 per flowing barrel of bitumen. First oil continues to remain on track for late 2017.

•
Construction of the Hebron project continued in 2016, achieving significant project milestones on schedule. The integrated topsides were towed out to the deepwater construction site and successfully mated with the gravity-based structure in the fourth quarter. First oil from the project continues to be on track for late 2017.

Suncor successfully executed its plan to divest of non-core assets and has entered into agreements for anticipated proceeds of $2.0 billion, exceeding the $1.0 to $1.5 billion target established at the start of 2016.

•
Suncor reached an agreement to sell its lubricants business for gross proceeds of $1.125 billion in the fourth quarter of 2016, with the transaction closing on February 1, 2017.

•
On January 24, 2017, Suncor completed the sale of its interest in the Cedar Point wind facility for gross proceeds of $291 million.

•
In the third quarter of 2016, participation agreements were signed with the Fort McKay and Mikisew Cree First Nations for the sale of a combined 49% interest in the East Tank Farm (ETF) development for estimated proceeds of approximately $500 million. These transactions are expected to close in the third quarter of 2017.

The Refining and Marketing (R&M) segment continued to deliver strong results in 2016.

•
Stronger product location and crude differentials, solid operational performance and continued cost management helped to partially offset significantly lower benchmark crack spreads, which declined by approximately 30% compared to 2015. Results also benefited from a first-in, first-out (FIFO) gain of $111 million, as compared to a FIFO loss of $286 million in the prior year.

Exploration and Production (E&P) delivered another year of reliable, low-cost operations in 2016 and has advanced significant growth opportunities.

•
Increased production combined with lower operating costs helped to offset the impact of a 17% decline in benchmark crude pricing from 2015 to 2016 and maintain strong funds from operations(1).

•
In addition to making significant progress on Hebron, the company has advanced new development opportunities with the sanction of the Oda field in Norway and the acquisition of a participating interest in the Rosebank development in the U.K.

(1)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    19

Suncor's focus on cost management, capital discipline and operational excellence resulted in funds from operations(1) significantly exceeding sustaining capital and dividends in the year.

•
Discretionary free cash flow(2) for 2016 was $1.8 billion, which represents funds from operations after sustaining capital, inclusive of associated capitalized interest, and dividends.

•
The disciplined execution of Suncor's 2016 capital plan resulted in Suncor ending the year within the revised guidance range of $5.8 billion to $6.0 billion, which represents a decrease of over $1.0 billion from the midpoint of the original guidance.

•
The company's cost reduction initiatives generated significant savings in the period, reducing 2016 operating expenses by approximately $850 million, after normalizing for the impact of the Syncrude acquisitions.

Cash operating costs per barrel reduced at both Oil Sands operations and Syncrude, despite the decreases in production associated with the forest fires in the second quarter.

•
Oil Sands operations cash operating costs per barrel(2) decreased from $27.85/bbl in 2015 to $26.50/bbl in 2016, which is the lowest since 2007. The decrease is a result of Suncor's cost reduction initiatives and lower natural gas prices, however; the full impact was partially offset by decreased production associated with the forest fires.

•
Syncrude's cash operating costs per barrel(2) decreased from $42.00/bbl in 2015 to $35.95/bbl in 2016, a decrease of close to 15%, despite the impact to production associated with the forest fires in the second quarter. The decrease is due to increased production combined with lower cash operating costs.

Suncor continued to return cash to shareholders through dividends in 2016.

•
The company paid $1.877 billion in dividends in 2016, marking the fourteenth consecutive year Suncor's annual dividend has increased.

•
Subsequent to the end of the year, Suncor's Board of Directors approved a 10% increase to the company's dividend from $0.29 to $0.32 per common share, demonstrating the company's commitment and ability to generate cash flow and return cash to shareholders, even in a low commodity price environment.

(1)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.
(2)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

20   SUNCOR ENERGY INC. ANNUAL REPORT 2016

3. FINANCIAL INFORMATION

Net Earnings

Suncor's net earnings in 2016 were $445 million, compared to a net loss of $1.995 billion in 2015. Net earnings were impacted by the same factors that influenced operating earnings, which are described below. Other items affecting net earnings in 2016 and the net loss in 2015 included:

•
The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt was $524 million for 2016, compared to an after-tax loss of $1.930 billion for 2015.

•
In 2016, the U.K. government enacted a decrease in the supplementary charge on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 50% to 40%, effective January 1, 2016. The company revalued its January 1, 2016 deferred income tax balances, resulting in a deferred income tax recovery of $180 million in the E&P segment.

•
In 2016, the company incurred a non-cash after-tax charge of $73 million in the Corporate segment for early payment of long-term debt acquired as part of the COS acquisition.

•
In 2016, the company recorded after-tax derecognition charges of $40 million on certain upgrading and logistics assets in the Oil Sands segment, as well as $31 million in the Corporate segment relating to an initial investment in an undeveloped pipeline and on certain renewable energy development assets, as a result of the uncertainty of future benefits from these assets.

•
The company incurred $38 million in after-tax charges in the Corporate segment in 2016 associated with the acquisition and integration of COS.

•
In 2015, the company recorded after-tax impairment charges against property, plant and equipment and exploration and evaluation assets of $359 million on White Rose, $331 million on Golden Eagle and $54 million on Terra Nova, primarily as a result of impacts of a decline in the crude oil price forecast. In addition, impairment charges of $290 million were recorded against the Joslyn mining project and $54 million on the Ballicatters well, due to uncertainty on the timing and likelihood of development plans, and $96 million in Oil Sands following a review of certain assets that no longer fit with Suncor's growth strategies, and which could not be repurposed or otherwise deployed.

•
In 2015, the company recorded a $423 million deferred income tax charge related to a 2% increase in the Alberta corporate income tax rate.

•
In 2015, as a result of shut-in production due to the continued closure of certain Libyan export terminals, escalating political unrest, and increased uncertainty with respect to the company's return to normal operations in the country, the company recorded an after-tax impairment charge of $415 million against property, plant and equipment and exploration and evaluation assets.

•
In 2015, the company recorded a $406 million deferred income tax recovery in the E&P segment related to a reduction in the U.K. tax rate from 62% to 50%.

•
In 2015, Suncor recorded after-tax insurance proceeds of $75 million related to a claim on the Terra Nova asset in the E&P segment.

•
In 2015, the company recorded an after-tax gain of $68 million on the disposal of the company's share of certain assets and liabilities of Pioneer Energy in the R&M segment.

•
In 2015, the company recorded after-tax restructuring charges of $57 million related to cost reduction initiatives in the Corporate segment.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    21

Operating Earnings

Consolidated Operating (Loss) Earnings Reconciliation(1)

Year ended December 31 ($ millions)	2016	2015	2014

Net earnings (loss) as reported	445	(1 995)	2 699

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(524)	1 930	722

Derecognition and impairments net of reversals and provisions(2)	71	1 599	1 238

Non-cash mark to market gain on interest rate swap	(6)	—	—

Impact of income tax adjustments on deferred income taxes(3)	(180)	17	54

Non-cash loss on early payment of long-term debt	73	—	—

COS acquisition and integration costs	38	—	—

Restructuring charges	—	57	—

Recognition of insurance proceeds	—	(75)	—

Gain on significant disposals(4)	—	(68)	(61)

Reserves redetermination(5)	—	—	(32)

Operating (loss) earnings(1)	(83)	1 465	4 620

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
In 2014, Suncor recorded an after-tax impairment charge to net earnings of $718 million against property, plant and equipment and exploration and evaluation assets related to the Joslyn mining project, as a result of Suncor's assessment of expected future net cash flows combined with the uncertainty of the project. Also in 2014, as a result of the continued closure of certain Libyan export terminals and the company's view on production plans during the remaining term of the production sharing agreements, the company recorded an after-tax impairment charge of $297 million against property, plant and equipment and exploration and evaluation assets. The company also recorded after-tax impairment charges of $223 million in the Oil Sands segment in 2014 following a review of certain assets that no longer fit with Suncor's previously revised growth strategies and which could not be repurposed or otherwise deployed. Such assets included a pipeline and related compressor, as well as steam generator components.

(3)
In 2014, Suncor recorded a current income tax expense adjustment and associated interest expense of $54 million related to the timing of tax depreciation deductions taken on certain capital expenditures incurred in a prior period in the Oil Sands segment.

(4)
In 2014, the company recorded an after-tax gain of $61 million relating to the sale of its Wilson Creek natural gas assets in the E&P segment.

(5)
In 2014, the company recorded after-tax earnings of $32 million related to an agreement reached for Suncor to receive a reserves redetermination of 1.2 million barrels of oil related to an interest in a Norwegian asset that Suncor previously owned.

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

22   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Suncor's consolidated operating loss in 2016 was $83 million, compared to operating earnings of $1.465 billion in the prior year. The decrease was primarily due to lower upstream price realizations in the first nine months of 2016, consistent with the decline in benchmark crude prices, the impact of shut-in production associated with the forest fires in the Fort McMurray area in the second quarter of 2016 and weaker benchmark crack spreads. These factors were partially offset by lower operating costs across the company's operations, a FIFO gain in downstream operations, when compared to a FIFO loss in the prior year, higher refined product location differentials and higher E&P production. Significantly increased production from Syncrude due to the acquisition of additional working interests in 2016 combined with improved upgrader reliability in the second half of the year was offset by the additional operating expenses and DD&A associated with increased production, as well as the production shut-in due to the forest fires.

Funds from Operations(1)

Consolidated funds from operations for 2016 were $5.988 billion, compared to $6.806 billion in 2015. Funds from operations were impacted by the same factors as operating earnings, after removing the impact of non-cash expenses primarily related to DD&A.

Results for 2015 compared with 2014

Net loss in 2015 was $1.995 billion, compared to net earnings of $2.699 billion in 2014. The decrease in net earnings was mainly due to the same factors impacting operating earnings described below and by the net earnings adjustments described above.

Operating earnings for 2015 were $1.465 billion, compared to $4.620 billion in 2014. The decrease was primarily due to lower operating earnings in the Oil Sands and E&P segments as a result of significantly lower upstream price realizations consistent with the decline in benchmark crude oil prices, partially offset by increased Oil Sands operations production due to improved reliability, record R&M operating earnings due to a strong downstream pricing environment and lower operating costs companywide.

Consolidated funds from operations for 2015 were $6.806 billion, compared to $9.058 billion in 2014. Funds from operations were impacted by the same factors as operating earnings.

(1)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    23

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

Average for the year ended December 31	2016	2015	2014

WTI crude oil at Cushing (US$/bbl)	43.35	48.75	93.00

Dated Brent Crude (US$/bbl)	43.75	52.40	98.85

Dated Brent/Maya FOB price differential (US$/bbl)	7.50	9.50	13.70

MSW at Edmonton (Cdn$/bbl)	51.90	57.60	94.85

WCS at Hardisty (US$/bbl)	29.55	35.25	73.60

Light/heavy differential for WTI at Cushing less WCS at Hardisty (US$/bbl)	13.85	13.50	19.40

Condensate at Edmonton (US$/bbl)	42.50	47.35	92.95

Natural gas (Alberta spot) at AECO (Cdn$/mcf)	2.15	2.65	4.50

Alberta Power Pool Price (Cdn$/MWh)	18.20	33.40	49.65

New York Harbor 3-2-1 crack(1) (US$/bbl)	14.05	19.70	19.65

Chicago 3-2-1 crack(1) (US$/bbl)	12.60	18.50	17.40

Portland 3-2-1 crack(1) (US$/bbl)	16.50	25.15	20.15

Gulf Coast 3-2-1 crack(1) (US$/bbl)	13.40	18.35	16.50

Exchange rate (US$/Cdn$)	0.75	0.78	0.91

Exchange rate (end of period) (US$/Cdn$)	0.74	0.72	0.86

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand of sweet SCO from Western Canada. WTI decreased to US$43.35/bbl in 2016, compared to US$48.75/bbl in 2015.

Suncor also produces a specific grade of sour SCO, the price realizations for which are influenced by various crude benchmarks including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for both MSW at Edmonton and WCS at Hardisty decreased in 2016 compared to 2015, resulting in lower realizations for sour SCO.

Bitumen production that Suncor does not upgrade is blended with diluent to facilitate delivery on pipeline systems. Net bitumen price realizations are therefore influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference) and prices for diluent (Condensate at Edmonton and SCO) and pipeline tolls. Bitumen price realizations can also be affected by bitumen quality and spot sales.

Suncor's price realizations for production from East Coast Canada and E&P International assets are influenced primarily by the price for Brent crude. Brent crude pricing decreased over the prior year and averaged US$43.75/bbl in 2016, compared to US$52.40/bbl in 2015.

Suncor's price realizations for E&P Canada natural gas production are primarily referenced to Alberta spot at AECO. Natural gas is also used in the company's Oil Sands and Refining operations. The average AECO benchmark decreased to $2.15/mcf in 2016, from $2.65/mcf in 2015.

Suncor's refining margins are influenced by 3-2-1 crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillate, and by light/heavy and light/sour crude differentials. More complex refineries can earn greater margins by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins of a specific refinery. Crack spreads are based on current crude feedstock prices whereas actual refining margins are based on FIFO, where a delay exists between the time that feedstock is purchased and when it is processed and sold to a third party. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration and refined products sales markets unique to that refinery. Average market crack spreads decreased in 2016 compared to 2015, resulting in a negative impact to refining margins.

24   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Excess electricity produced in Suncor's Oil Sands business is sold to the Alberta Electric System Operator (AESO), with the proceeds netted against the cash operating costs per barrel metric. The Alberta power pool price decreased to an average of $18.20/MWh in 2016 from $33.40/MWh in the prior year.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities. In 2016, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to 0.75 from 0.78, which had a positive impact on price realizations for the company in 2016.

Conversely, many of Suncor's assets and liabilities, notably 75% of the company's debt, are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

Economic Sensitivities(1)(2)

The following table illustrates the estimated effects that changes in certain factors would have had on 2016 net earnings and funds from operations(3) if the listed changes had occurred.

(Estimated change, in $ millions)	Net Earnings	Funds From Operations(3)

Crude oil +US$1.00/bbl	205	205

Natural gas +Cdn$0.10/mcf	(15)	(15)

Light/heavy differential +US$1.00/bbl	15	15

3-2-1 crack spreads +US$1.00/bbl	125	125

Foreign exchange +$0.01 US$/Cdn$ related to operating activities(4)	(130)	(130)

Foreign exchange on U.S. denominated debt +$0.01 US$/Cdn$	150	—

(1)
Each line item in this table shows the effects of a change in that variable only, with other variables being held consistent.

(2)
Changes for a variable imply that all such similar variables are impacted, such that Suncor's average price realizations increase uniformly. For instance, "Crude oil +US$1.00/bbl" implies that price realizations influenced by WTI, Brent, SCO, WCS, par crude at Edmonton and condensate all increase by US$1.00/bbl.

(3)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(4)
Excludes the foreign exchange impact on U.S. denominated debt.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    25

4. SEGMENT RESULTS AND ANALYSIS

Suncor has classified its operations into the following segments:

OIL SANDS

Suncor's Oil Sands segment, with assets located in the Athabasca oil sands of northeast Alberta, recovers bitumen from mining and in situ operations and either upgrades this production into SCO for refinery feedstock and diesel fuel, or blends the bitumen with diluent for direct sale to market. The Oil Sands segment is comprised of:

•
Oil Sands operations refer to Suncor's wholly owned and operated mining, extraction, upgrading, in situ and related logistics and storage assets in the Athabasca oil sands region. Oil Sands operations consist of:

•
Oil Sands Base operations include the Millennium and North Steepbank mining and extraction operations, integrated upgrading facilities known as Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets – including utilities, cogeneration units, energy and reclamation facilities, such as Suncor's Tailings Reduction Operations (TROTM) assets.

•
In Situ operations include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, such as central processing facilities, cogeneration units and hot bitumen infrastructure, including insulated pipelines, diluent import capabilities and a cooling and blending facility, and related storage assets such as Suncor's ETF operations. In Situ production is either upgraded by Oil Sands Base, or blended with diluent and marketed directly to customers. The ETF facility is currently being expanded to blend planned Fort Hills bitumen production for Suncor and the other Fort Hills project partners. Suncor has entered into participation agreements with Fort McKay and Mikisew Cree First Nations for the sale of a combined 49% interest in the new terminal assets once they are placed in service.

•
Oil Sands ventures operations include Suncor's 50.8% interest in the Fort Hills mining project, where Suncor is the operator, and its 53.74% working interest in the Syncrude oil sands mining and upgrading joint operation. The company's interest in Syncrude increased from 12% as a result of the acquisition of COS, and the purchase of an additional 5% interest from Murphy during 2016. Suncor also holds a 36.75% interest in the idled Joslyn North mining prospect.

EXPLORATION AND PRODUCTION

Suncor's E&P segment consists of offshore operations off the east coast of Canada and in the North Sea, and onshore assets in North America, Libya and Syria.

•
E&P Canada operations include Suncor's 37.675% working interest in Terra Nova, which Suncor operates. Suncor also holds non-operated interests in Hibernia (20% in the base project and 19.132% in the Hibernia Southern Extension Unit (HSEU)), White Rose (27.5% in the base project and 26.125% in the extensions), and the Hebron project (21.034%). Suncor also holds interests in several exploration licences offshore Newfoundland and Labrador and Nova Scotia. E&P Canada also includes Suncor's working interests in unconventional natural gas properties in northeast B.C.

•
E&P International operations include Suncor's non-operated interests in Buzzard (29.89%), Golden Eagle Area Development (26.69%), the Rosebank future development project acquired in 2016 (30%) and the Oda project (30%). The first three projects are located in the U.K. sector of the North Sea, while the Oda project is located in the southern part of the Norwegian North Sea. Suncor also holds interests in several exploration licences offshore the U.K. and Norway. Suncor owns, pursuant to Exploration and Production Sharing Agreements (EPSAs), working interests in the exploration and development of oilfields in the Sirte Basin in Libya. Production in Libya remained substantially shut in through the majority of 2016 due to political unrest, with the timing of a return to normal operations remaining uncertain. Suncor also owns, pursuant to a Production Sharing Contract (PSC), an interest in the Ebla gas development in Syria. Suncor's operations in Syria were suspended indefinitely in 2011, due to political unrest in the country.

26   SUNCOR ENERGY INC. ANNUAL REPORT 2016

REFINING AND MARKETING

Suncor's R&M segment consists of two primary operations:

•
Refining and Supply operations refine crude oil and intermediate feedstock into a broad range of petroleum and petrochemical products. Refining and Supply consists of:

•
Eastern North America operations include a refinery located in Montreal, Quebec and a refinery located in Sarnia, Ontario. Suncor previously operated a lubricants business located in Mississauga, Ontario that manufactured and blended products which were marketed worldwide. During 2016, Suncor entered into an agreement to sell its lubricants business, and the sale closed on February 1, 2017.

•
Western North America operations include refineries located in Edmonton, Alberta and Commerce City,  Colorado.

•
Other Refining and Supply assets include interests in a petrochemical plant, a sulphur recovery facility in Montreal, Quebec, product pipelines and terminals in Canada and the U.S., and the St. Clair ethanol plant in Ontario.

•
Marketing operations sell refined petroleum products to retail, commercial and industrial customers through a combination of company-owned, Petro-Canada and Sunoco branded-dealers in Canada and other retail stations in Colorado, a nationwide commercial road transport network in Canada, and a bulk sales channel in Canada.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

The grouping Corporate, Energy Trading and Eliminations includes the company's investments in renewable energy projects, results related to energy marketing, supply and trading activities, and other activities not directly attributable to any other operating segment.

•
Renewable Energy investment activities include development, construction and ownership of Suncor-operated and joint venture partner-operated renewable power facilities across Canada. This includes a portfolio of operating wind power facilities located in Alberta, Saskatchewan and Ontario, as well as a portfolio of optioned lands for future wind and solar power project development. In 2016, Suncor entered into an agreement to sell its 50% share of the Cedar Point wind facility. The transaction closed on January 24, 2017.

•
Energy Trading activities primarily involve the marketing, supply and trading of crude oil, natural gas, power and byproducts, and the use of midstream infrastructure and financial derivatives to optimize related trading strategies.

•
Corporate activities include stewardship of Suncor's debt and borrowing costs, expenses not allocated to the company's businesses, and the company's captive insurance activities that self-insure a portion of the company's asset base.

•
Intersegment revenues and expenses are removed from consolidated results in Eliminations. Intersegment activity includes the sale of product between the company's segments and insurance for a portion of the company's operations by the Corporate captive insurance entity.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    27

OIL SANDS

2016 Highlights

•
Oil Sands operations production was 374,800 bbls/d in 2016 and was significantly impacted by the forest fires in the Fort McMurray region in the second quarter of 2016, with production being shut in during this time.

•
Acquired COS, including its 36.74% share of Syncrude, as well as Murphy's 5% interest in Syncrude, adding 146,100 bbls/d of synthetic crude oil capacity. Suncor's share of Syncrude is now 53.74%.

•
Syncrude production increased to 130,100 bbls/d from 29,800 bbls/d in the prior year, as a result of additional working interests acquired in 2016, combined with improved upgrader reliability, partially offset by the production shut-in due to the Fort McMurray forest fires. Cash operating costs per barrel at Syncrude decreased to $35.95 from $42.00 in the prior year.

•
In Situ operations demonstrated strong reliability in 2016 and set production records during both the first and fourth quarters, with 235,800 bbls/d and 238,400 bbls/d, respectively.

•
Successful turnaround execution in 2016, with safety and cost results representing best turnaround performance to date.

•
The company's continued focus on cost management enabled Suncor to decrease its Oil Sands operations cash operating costs per barrel by 5% to $26.50/bbl in 2016, compared to $27.85/bbl in the prior year and is the lowest achieved in close to a decade, despite the loss of production associated with the forest fires.

•
Fort Hills construction reached peak activity in 2016 and was over 76% complete by the end of the year, with the remaining work to be based at site near Fort McMurray. After optimization and technical review, the company has increased the nameplate capacity of the Fort Hills project to 194,000 bbls/d. First oil is expected late in 2017.

•
Participation agreements signed with the Fort McKay and Mikisew Cree First Nations for the sale of a combined 49% interest in the ETF development for estimated proceeds of approximately $500 million.

Strategy and Investment Update

Suncor continues to deliver on its commitment to add shareholder value and invest in long-term profitable growth in its core asset areas. In 2016, the company acquired an additional 41.74% working interest in the Syncrude oil sands asset from COS and Murphy. Suncor's share in the project is now 53.74%.

Oil Sands operations has established a large contiguous asset base providing the opportunity for production growth through low-cost integration, debottlenecks, expansions and increased reliability. Oil Sands operations and Syncrude's regional expertise and asset base will be leveraged to advance the Syncrude joint operation and to improve upon existing synergies through asset integration.

The company signed participation agreements with the Fort McKay and Mikisew Cree First Nations in 2016 for the sale of a combined 49% interest in the ETF development, underscoring Suncor's commitment to developing mutually beneficial long-term relationships with Aboriginal communities.

Oil Sands operations continues to focus on safe, reliable and sustainable operations. The company's operational excellence initiatives target improving facility utilization and workforce productivity, including a continued focus on upgrader reliability and achieving steady production growth while reducing operating costs. Sustaining capital for Oil Sands operations in 2017 is expected to include well pad development and major turnaround spending at Firebag and planned maintenance at Oil Sands Base for maintaining current production levels, new tailings treatment infrastructure to meet commitments under the Tailings Management Framework (TMF), ongoing modernization of the company's heavy-haul truck fleet, as well as routine maintenance and risk mitigation projects across all facilities.

The primary focus for both cost management and capital discipline in 2017 will be to continue efforts to sustainably reduce controllable operating costs through elimination of non-critical work and close collaboration with suppliers and business partners. Capital discipline continues to focus on managing investment opportunities, including sustainability priorities, through a robust asset development process and realizing productivity improvements.

Suncor continues to work closely with the Fort Hills mining project co-owners on construction, commissioning and start-up activities. Suncor is developing the mine using traditional open-pit truck and shovel techniques, and value-added carbon-rejecting extraction technology that will allow the mine to produce a higher quality and lower greenhouse gas (GHG) intensity bitumen product that can be sold directly to the market. After optimization and technical review, the company has increased the nameplate capacity of the Fort Hills project to 194,000 bbls/d.

28   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Financial Highlights

Year ended December 31 ($ millions)	2016	2015	2014

Gross revenues	9 522	9 332	14 561

Less: Royalties	(52)	(114)	(982)

Operating revenues, net of royalties	9 470	9 218	13 579

Net (loss) earnings	(1 149)	(856)	1 776

Adjusted for:

Derecognition and impairments	40	386	941

Impact of income tax adjustments on deferred income taxes	—	359	54

Operating (loss) earnings(1)	(1 109)	(111)	2 771

Oil Sands operations	(1 135)	(33)	2 696

Oil Sands ventures	26	(78)	75

Funds from operations(2)	2 669	2 835	5 400

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Operating loss in Oil Sands operations was $1.135 billion in 2016, compared to an operating loss of $33 million in 2015. The increased loss was due to the decrease in sales volumes associated with the production shut-in due to the forest fires in the second quarter of 2016 and lower price realizations attributed to lower crude oil benchmark prices, partially offset by lower operating expenses as a result of the company's cost reduction initiatives, as well as favourable royalties.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    29

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Operating earnings for Oil Sands ventures were $26 million in 2016, compared to an operating loss of $78 million in 2015. The improvement was primarily due to a higher share of Syncrude sales volumes as a result of working interests acquired in 2016 combined with significantly improved upgrader utilization in the last half of the year, partially offset by additional operating and DD&A expenses associated with the acquired production, the production outage due to the forest fires and lower benchmark crude pricing.

Funds from operations for the Oil Sands segment were $2.669 billion in 2016, compared to $2.835 billion in 2015. The decrease was due to the same cash factors that impacted operating earnings.

Production Volumes(1)

Year ended December 31 (mbbls/d)	2016	2015	2014

Upgraded product (SCO)	258.9	320.1	289.1

Non-upgraded bitumen	115.9	113.5	101.8

Oil Sands operations	374.8	433.6	390.9

Oil Sands ventures – Syncrude sweet SCO	130.1	29.8	31.0

Total	504.9	463.4	421.9

(1)
Bitumen from Oil Sands Base operations is upgraded, while bitumen from In Situ operations is upgraded or sold directly to customers. Yields of SCO from Suncor's upgrading processes are approximately 79% of bitumen feedstock input.

Sales Volumes and Mix

Year ended December 31 (mbbls/d)	2016	2015	2014

Oil Sands operations sales volumes

Sweet SCO	87.3	107.0	99.7

Diesel	21.2	31.3	30.7

Sour SCO	153.4	182.5	158.9

Upgraded product (SCO)	261.9	320.8	289.3

Non-upgraded bitumen	117.4	107.7	101.4

Oil Sands operations	379.3	428.5	390.7

Oil Sands ventures	130.1	29.8	31.0

Total	509.4	458.3	421.7

Oil Sands operations production decreased to 374,800 bbls/d in 2016 from 433,600 bbls/d in 2015, primarily due to the loss of production associated with the forest fires in the Fort McMurray area and a major turnaround of Upgrader 2 in the second quarter, with both 2016 and 2015 impacted by planned maintenance in the third and fourth quarters. Lower SCO production was partially offset by an increase in non-upgraded bitumen, which was a result of debottleneck activities at Firebag completed in the fourth quarter of 2015 and strong reliability.

Sales volumes for Oil Sands operations decreased to 379,300 bbls/d in 2016, compared to 428,500 bbls/d in 2015, reflecting the same factors that led to the overall decrease in production volumes.

Suncor's share of Syncrude production and sales volumes averaged 130,100 bbls/d in 2016, compared to

30   SUNCOR ENERGY INC. ANNUAL REPORT 2016

29,800 bbls/d in 2015. The increase is due to additional working interests acquired in 2016 combined with significantly improved upgrader reliability, partially offset by the decrease in production associated with the forest fires in the second quarter of 2016.

Bitumen Production from Operations

Year ended December 31	2016	2015	2014

Oil Sands Base

Bitumen production (mbbls/d)	238.0	307.3	274.4

Bitumen ore mined (thousands of tonnes/day)	351.1	461.3	408.5

Bitumen ore grade quality (bbls/tonne)	0.68	0.67	0.67

In Situ bitumen production (mbbls/d)

Firebag	180.8	186.9	172.0

MacKay River	27.6	30.7	27.0

Total In Situ production	208.4	217.6	199.0

In Situ steam-to-oil ratio

Firebag	2.6	2.6	2.8

MacKay River	3.2	2.9	2.9

Bitumen production from Oil Sands Base operations decreased to an average of 238,000 bbls/d in 2016, compared to 307,300 bbls/d in 2015. The decrease was due to the production outage associated with the forest fires in the second quarter of 2016 and an increase in planned maintenance.

In Situ production decreased to 208,400 bbls/d in 2016 from 217,600 bbls/d in 2015. The decrease was driven by the production outage associated with the forest fires in the second quarter of 2016, partially offset by debottleneck activities at Firebag completed in the fourth quarter of 2015, as well as strong reliability.

Firebag's steam-to-oil (SOR) ratio was comparable with the prior year. MacKay River's SOR increased to 3.2 in 2016 from 2.9 in 2015 due to additional steam requirements for a new well pad.

Price Realizations

Year ended December 31 Net of transportation costs, but before royalties ($/bbl)	2016	2015	2014

Oil Sands operations

SCO and diesel	49.77	56.45	95.69

Bitumen	18.12	25.92	60.56

Crude sales basket (all products)	39.97	48.78	86.57

Crude sales basket, relative to WTI	(17.83)	(13.72)	(15.63)

Oil Sands ventures

Syncrude – sweet SCO	56.38	59.74	96.06

Syncrude, relative to WTI	(1.42)	(2.76)	(6.14)

Price realizations were negatively impacted by the decrease in WTI benchmark prices, partially offset by the weaker Canadian dollar in 2016 and resulted in average price realizations for Oil Sands operations of $39.97/bbl in 2016, compared to $48.78/bbl in 2015.

Suncor's average price realization for Syncrude sales decreased in 2016 to $56.38/bbl, compared to $59.74/bbl in 2015, as the impacts of the decrease in WTI benchmark prices were partially offset by the weaker Canadian dollar in 2016.

Royalties

Royalties were lower in 2016 relative to 2015, primarily due to favourable royalty audit settlements, lower bitumen prices and lower volumes at Oil Sands operations, partially offset by higher Syncrude royalties.

Expenses and Other Factors

Operating expenses for 2016 were higher relative to 2015, primarily due to the company's increased working interest in Syncrude, partially offset by the impact of Suncor's cost reduction initiatives at Oil Sands operations and lower natural gas prices. Although the company's share of absolute costs have increased at Syncrude as a result of the acquisition of additional working interests, operating costs on a per unit basis in 2016 have decreased when compared to 2015 due to increased production combined with cost reduction initiatives made by the operator and lower natural gas prices. See the Cash Operating Costs section below for further details.

Transportation expense was higher in 2016, when compared to 2015, primarily due to the increased sales volumes associated with the increased share of Syncrude production.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    31

DD&A expense for 2016 was higher than 2015, mainly due to a higher share of Syncrude DD&A as a result of additional working interests acquired in 2016 and a larger asset base primarily due to assets commissioned during 2015, including well pads and infill wells.

Cash Operating Costs

Year ended December 31	2016	2015	2014

Oil Sands operations cash operating costs(1) reconciliation

Operating, selling and general expense (OS&G)	5 777	5 220	5 940

Syncrude OS&G	(1 749)	(471)	(564)

Non-production costs(2)	(136)	(97)	(117)

Excess power capacity and other(3)	(197)	(245)	(386)

Inventory changes	(63)	—	(53)

Oil Sands operations cash operating costs(1) ($ millions)	3 632	4 407	4 820

Oil Sands operations cash operating costs(1) ($/bbl)	26.50	27.85	33.80

Syncrude cash operating costs(1) reconciliation

Syncrude OS&G	1 749	471	564

Non-production costs(2)	(31)	(14)	(9)

Syncrude cash operating costs(1) ($ millions)	1 718	457	555

Syncrude cash operating costs(1) ($/bbl)	35.95	42.00	49.15

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation expense and research expenses.

(3)
Excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from cogeneration units and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel averaged $26.50/bbl in 2016, compared to $27.85/bbl in 2015, despite the loss of production associated with the forest fires. The decrease was due to lower operating and maintenance costs as a result of the company's cost reduction initiatives and lower natural gas input costs. Total Oil Sands operations cash operating costs decreased 18% to $3.632 billion from $4.407 billion in the prior year.

In 2016, non-production costs, which are excluded from Oil Sands operations cash operating costs, were higher than the prior year, primarily due to an increase in share-based compensation which was attributed to an increase in the company's share price.

Excess power capacity and other was lower than the prior year due to lower cogeneration power sales as a result of lower power prices.

Inventory changes in 2016 represent a draw of inventory, as compared to no impact in 2015, with the inventory build being offset by a write-down of inventory to fair market value.

Syncrude cash operating costs per barrel decreased to $35.95 in 2016, compared to $42.00 in the previous year despite the impact of the forest fires, as a result of improved reliability combined with cost reduction initiatives made by the operator and lower natural gas prices, partially offset by lower production as a result of the forest fires. Suncor's share of Syncrude cash operating costs increased to $1.718 billion from $464 million in the previous year, primarily due to the additional Syncrude working interests acquired in 2016, partially offset by the previously noted cost reductions. Non-production costs, which are excluded from cash operating costs per barrel, increased over the prior year due to the additional Syncrude working interests acquired in 2016.

Planned Maintenance of Operated Assets

Planned Upgrader 1 maintenance at Oil Sands Base is scheduled to commence at the end of the first quarter of 2017, with completion anticipated in the second quarter of 2017. Additional maintenance events at Upgrader 2 and Upgrader 1 are scheduled for the second quarter of 2017 and the third quarter of 2017, respectively. A planned turnaround is also scheduled for Firebag in the second quarter of 2017. The impact of this maintenance has been reflected in the company's 2017 guidance.

32   SUNCOR ENERGY INC. ANNUAL REPORT 2016

EXPLORATION AND PRODUCTION

2016 Highlights

•
E&P delivered another year of reliable, low cost operations in 2016. Reliable production from East Coast Canada and the U.K. helped to maintain comparable funds from operations in 2016, when benchmark crude prices decreased by 17% from 2015.

•
E&P Canada production increased to 52,900 boe/d from 47,000 boe/d in the prior year, as a result of new wells being brought online at Hibernia, reservoir optimization and reliability improvements at Terra Nova, and lower planned maintenance than in 2015.

•
Hebron project construction continued with the integrated topsides towed out to the deepwater construction site and successfully mated with the gravity-based structure. First oil is expected in late 2017.

•
Acquired a 30% participating interest in the Rosebank future development project, located in the U.K. North Sea, which is expected to be complementary to Suncor's existing U.K. portfolio.

•
The company sanctioned the non-operated Oda development project in Norway. First oil is expected in 2019.

Strategy and Investment Update

The Exploration and Production segment focuses primarily on low-cost projects that deliver significant returns, cash flow and long-term value. Suncor is currently evaluating exploration and development opportunities off the east coast of Canada, offshore Norway and in the U.K. North Sea to provide diverse and lower cost conventional production.

Construction of the Hebron project continued in 2016, with the integrated topsides being towed out to the deepwater construction site and successfully mated with the gravity-based structure in the fourth quarter. Work will continue in 2017, including tow out and installation at the Hebron field and development drilling. First oil from the project is expected in late 2017.

The Oda field offshore Norway (formerly referred to as the Butch discovery), was sanctioned during the fourth quarter of 2016. Suncor is a 30% non-operating partner in Oda, with the company's share of peak oil production estimated to be 10,500 boe/d. Work on Oda will continue in 2017 and include construction of the subsea production system, with first oil expected in 2019.

The company also has ongoing field extension projects which leverage existing facilities and infrastructure. The HSEU and South White Rose Extension (SWRX) projects are providing incremental production and extending the productive life of the existing fields. The company also plans on performing drilling activities at Terra Nova in the second half of 2017, continuing into 2018.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    33

Financial Highlights

Year ended December 31 ($ millions)	2016	2015	2014

Gross revenues	2 444	2 612	4 715

Less: Royalties	(213)	(267)	(672)

Operating revenues, net of royalties	2 231	2 345	4 043

Net earnings (loss)	190	(758)	653

Adjusted for:

Impact of income tax rate adjustments on deferred income taxes	(180)	(373)	—

Impairments	—	1 213	297

Insurance proceeds	—	(75)	—

Gain on significant disposals	—	—	(61)

Reserves redetermination	—	—	(32)

Operating earnings(1)	10	7	857

E&P Canada	(58)	(14)	502

E&P International	68	21	355

Funds from operations(2)	1 313	1 386	1 909

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

The operating loss in 2016 of $58 million for E&P Canada was larger than the operating loss of $14 million in the prior year, primarily due to increased exploration activity and lower price realizations, partially offset by increased sales volumes.

Operating earnings for E&P International were $68 million in 2016, compared to $21 million in 2015, and were higher primarily due to decreased DD&A expense, a reduced tax rate in the U.K. and lower operating expenses, partially offset by lower crude price realizations.

Funds from operations were $1.313 billion in 2016, compared to $1.386 billion in 2015. The decrease was largely due to a decrease in crude price realizations,

34   SUNCOR ENERGY INC. ANNUAL REPORT 2016

partially offset by increased East Coast Canada production and lower operating costs.

Production Volumes

Year ended December 31	2016	2015	2014

E&P Canada

Terra Nova (mbbls/d)	12.4	13.5	17.3

Hibernia (mbbls/d)	26.8	18.1	23.1

White Rose (mbbls/d)	10.9	12.2	14.6

North America Onshore (mboe/d)	2.8	3.2	3.6

	52.9	47.0	58.6

E&P International

Buzzard (mboe/d)	46.0	49.8	47.1

Golden Eagle (mboe/d)	18.6	14.8	0.6

Libya (mbbls/d)(1)	0.4	2.8	6.7

	65.0	67.4	54.4

Total Production (mboe/d)	117.9	114.4	113.0

Production Mix (liquids/gas) (%)	96/4	96/4	97/3

(1)
Effective in 2016, production volumes for Libya are presented on an entitlement basis when there is certainty on the collection of sales revenue.

E&P Canada production averaged 52,900 boe/d in 2016, compared to 47,000 boe/d in 2015.

•
Production from Terra Nova averaged 12,400 bbls/d in 2016, compared to 13,500 bbls/d in 2015, with natural declines in the first half of the year being partially offset by reservoir optimization and improved reliability in the second half of the year.

•
Production from Hibernia averaged 26,800 bbls/d in 2016, compared to 18,100 bbls/d in 2015, with the increase primarily due to new wells being brought online in 2016. The prior year was also impacted by a five-week planned maintenance program.

•
Production from White Rose averaged 10,900 bbls/d in 2016, compared to 12,200 bbls/d in 2015, with the decrease primarily due to natural declines.

•
Production from North America Onshore averaged 2,800 boe/d in 2016, compared to 3,200 boe/d in 2015.

E&P International production averaged 65,000 boe/d in 2016, compared to 67,400 boe/d in 2015.

•
Production from Buzzard averaged 46,000 boe/d in 2016, compared to 49,800 boe/d in 2015. Production decreased due to the impact of a five-week planned maintenance program in 2016.

•
Production from Golden Eagle averaged 18,600 boe/d in 2016, compared to 14,800 boe/d in 2015, as peak production rates were achieved in the second half of 2015 and maintained through 2016.

•
Production from Libya averaged 400 bbls/d on an entitlement basis in 2016, compared to 2,800 bbls/d in 2015, which was on a working interest basis. Production in Libya remained substantially shut in during 2016 due to political unrest, with the timing of a return to normal operations remaining uncertain.

Price Realizations

Year ended December 31 Net of transportation costs, but before royalties	2016	2015	2014

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	57.37	62.87	105.98

E&P Canada – Natural gas ($/mcf)	1.71	1.78	4.49

E&P International ($/boe)	52.07	61.44	104.12

E&P average price ($/boe)	53.34	60.53	103.05

Average price realizations for crude oil from E&P Canada and E&P International in 2016 were lower than 2015, consistent with the decrease in benchmark prices for Brent crude in 2016, partially offset by favourable foreign exchange rates.

Expenses and Other Factors

Operating and transportation expenses were lower in 2016, compared to 2015, primarily due to cost reduction initiatives and lower transportation expense in the U.K. due to decreased tariffs.

Exploration expenses increased in 2016, compared to the prior year, due to higher after-tax charges for non-commercial wells.

DD&A expense decreased in 2016, compared to the prior year, primarily due to lower depletion rates at Golden Eagle and White Rose as a result of the impairment charges in the fourth quarter of 2015, partially offset by higher production at Hibernia and an impairment charge associated with the Beta development in Norway.

Planned Maintenance of Operated Assets

A planned three-week maintenance event at Terra Nova has been scheduled to commence in the third quarter of 2017. The impact of this maintenance has been reflected in the company's 2017 guidance.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    35

REFINING AND MARKETING

2016 Highlights

•
The Refining and Marketing segment generated $1.890 billion in operating earnings and $2.606 billion of funds from operations(1) in 2016.

•
Refinery crude throughput remained strong at 428,600 bbls/d, with an average refinery utilization of 93% in 2016.

•
Stronger product location and crude differentials, solid operational performance and continued cost management discipline helped to partially offset significantly lower benchmark crack spreads, which declined by approximately 30% in 2016 compared with 2015.

•
FIFO gain of $111 million in 2016, compared to a FIFO loss of $286 million in 2015.

•
Subsequent to year end, Suncor completed the sale of its Petro-Canada lubricants business for gross proceeds of $1.125 billion.

Strategy and Investment Update

Suncor's downstream operations are a key component of the integrated business model. The Refining and Marketing network serves to maximize Suncor's integrated returns by extending the value chain from oil sands production to the end customer. The company operates its refineries at high levels of utilization to provide reliable offtake and secure pricing for a portion of our oil sands production.

Suncor's Petro-Canada branded-network maintained its position as a leading retailer by market share in major urban areas of Canada and as a bulk supplier of refined crude products through the wholesale channel. Suncor plans to continue to leverage the strong brand to increase non-petroleum revenues through the company's network of convenience stores and car washes.

Suncor also previously operated a lubricants business located in Mississauga, Ontario that manufactures and blends products which were marketed worldwide. During 2016, Suncor entered into an agreement to sell its lubricants business for gross proceeds of $1.125 billion, with the sale closing on February 1, 2017. A long-term arrangement has been completed whereby Suncor will continue to supply the lubricants plant with feedstock from the Montreal refinery. The lubricants business will continue to use the Petro-Canada brand. The lubricants business contributed $133 million in net earnings and $183 million in funds from operations in 2016.

Financial Highlights

Year ended December 31 ($ millions)	2016	2015	2014

Operating revenues	17 567	19 882	26 683

Net earnings	1 890	2 306	1 767

Adjusted for:

Impact of income tax rate adjustments on deferred taxes	—	36	—

Gain on significant disposal	—	(68)	—

Operating earnings(1)	1 890	2 274	1 767

Refining and Product Supply	1 527	1 904	1 460

Marketing	363	370	307

Funds from operations(2)	2 606	2 921	2 262

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(1)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

36   SUNCOR ENERGY INC. ANNUAL REPORT 2016

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Refining and Product Supply contributed operating earnings of $1.527 billion in 2016, compared with $1.904 billion in 2015. The decrease was due to an approximate 30% decrease in benchmark crack spreads in 2016 and an unfavourable mix of refined product sales, partially offset by a FIFO gain, compared to a FIFO loss in the prior year, and stronger product location and wider crude differentials.

Marketing operating earnings of $363 million in 2016 were comparable to operating earnings of $370 million in 2015.

Funds from operations were $2.606 billion in 2016, compared to $2.921 billion in 2015, due primarily to the same factors that impacted operating earnings above.

Volumes

Year ended December 31	2016	2015	2014

Crude oil processed (mbbls/d)

Eastern North America	203.1	208.1	199.2

Western North America	225.5	224.0	228.3

Total	428.6	432.1	427.5

Refinery utilization(1)(2) (%)

Eastern North America	92	94	90

Western North America	94	93	95

Total	93	94	93

Refined Product Sales (mbbls/d)

Gasoline	244.3	246.2	243.4

Distillate	186.1	198.0	199.7

Other	91.0	79.1	88.6

Total	521.4	523.3	531.7

Refining gross margin(2) ($/bbl)	20.30	24.90	23.80

Refining operating expense(2) ($/bbl)	5.10	5.10	6.00

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Refining gross margin and refining operating expense are non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    37

Refinery utilization in Eastern North America averaged 92% in 2016, compared with 94% in 2015. The decrease from the prior year was primarily due to an increase in planned maintenance at both the Sarnia and Montreal refineries.

Refinery utilization in Western North America averaged 94% in 2016, compared to 93% in 2015. The increase from the prior year was primarily due to fewer planned maintenance activities in 2016, compared with 2015, partially offset by lower demand for refined products in Western North America.

Total refinery sales in 2016 were comparable to 2015, with decreased distillate sales associated with weaker demand in Western North America being offset by an increase in other refined products.

Prices and Margins

Refining and Product Supply prices and margins were lower in 2016 compared to 2015.

•
Lower benchmark refining crack spreads due to increased levels of North American refined product inventories.

•
Stronger refined product location differentials due to improved local supply and demand fundamentals in 2016.

•
In 2016, the impact of FIFO inventory accounting, as used by the company, relative to an estimated LIFO basis of accounting, had a positive impact on net earnings of approximately $111 million after-tax, compared to a negative impact of $286 million after-tax in 2015, for a favourable year-over-year impact of $397 million.

Marketing margins in 2016 were comparable to the prior year.

Expenses and Other Factors

Operating expenses were lower in 2016 compared to 2015, primarily due to the impact of the company's cost reduction initiatives combined with lower energy costs, as a result of lower natural gas prices.

Planned Maintenance

The company has a planned maintenance event at the Montreal refinery in the second quarter of 2017. The impact of this maintenance has been reflected in the company's 2017 guidance.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

2016 Highlights

•
Completed a common share offering for net proceeds of $2.8 billion to fund the acquisition of Murphy's 5% working interest in Syncrude and to reduce short-term borrowings and a portion of long-term debt acquired as part of the COS acquisition, to provide ongoing balance sheet flexibility.

•
Successfully issued $1.0 billion of long-term debt to pay down short-term indebtedness, improving liquidity and balance sheet flexibility.

•
Returned cash to shareholders through dividends of $1.877 billion in 2016.

•
Completed the sale of Suncor's interest in the Cedar Point wind facility on January 24, 2017.

Strategy and Investment Update

The Energy Trading business supports the company's production by securing market access, optimizing price realizations, managing inventory levels and managing the impacts of external market factors, such as pipeline disruptions or outages at refining customers, while generating trading earnings through established strategies. The Energy Trading business continues to evaluate additional pipeline agreements to support planned production growth.

The company's strategy includes divesting of non-core assets that are not key components of the integrated model. In 2016, Suncor commenced a sale process for certain assets and associated liabilities related to its Renewable Energy business, with an agreement reached for the sale of its interest in the Cedar Point wind facility for gross proceeds of $291 million. The transaction closed on January 24, 2017.

38   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Financial Highlights

Year ended December 31 ($ millions)	2016	2015	2014

Net loss	(486)	(2 687)	(1 497)

Adjusted for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(524)	1 930	722

Non-cash mark to market gain on interest rate swaps	(6)	—	—

Derecognition and impairments	31	—	—

Non-cash loss on early payment of long-term debt	73	—	—

COS acquisition and related costs	38	—	—

Restructuring charges	—	57	—

Impact of income tax rate adjustments on deferred income taxes	—	(5)	—

Operating (loss) earnings(1)	(874)	(705)	(775)

Renewable Energy	38	16	3

Energy Trading	4	36	66

Corporate	(864)	(799)	(850)

Eliminations	(52)	42	6

Funds used in operations(2)	(600)	(336)	(513)

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Funds used in operations was previously referred to as cash flow used in operations, with the calculation being unchanged from prior years. Funds used in operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Renewable Energy

Year ended December 31	2016	2015	2014

Power generation marketed (gigawatt hours)(1)	478	440	412

(1)
Power generated includes curtailed production for which the company was compensated.

Suncor's Renewable Energy assets contributed operating earnings of $38 million in 2016, compared to $16 million in 2015. The increase was primarily due to a recovery of deferred income tax and higher wind production.

Energy Trading

Energy Trading activities contributed operating earnings of $4 million in 2016, compared to $36 million in 2015. The decrease in operating earnings was primarily due to narrower crude location differentials and weaker demand resulting in lower gains on crude trading, partially offset by favourable natural gas trading.

Corporate

Corporate incurred an operating loss of $864 million in 2016, compared with $799 million in 2015. The increase in the operating loss was primarily a result of higher share-based compensation expense, additional interest expense associated with the debt acquired as part of the COS acquisition in 2016, and unfavourable operational foreign exchange movements, partially offset by cost reduction initiatives and higher capitalized interest. Suncor capitalized $596 million of its borrowing costs in 2016 as part of the cost of major development assets and construction projects in progress, compared to $447 million in the prior year. The increase was driven by higher accumulated capital project balances for Fort Hills and Hebron.

Eliminations

Eliminations reflect the elimination or realization of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Marketing. Consolidated profits are only realized when the company sells the products produced from intersegment purchases of crude feedstock to third parties. In 2016, the company eliminated $52 million of after-tax intersegment profit, compared to a $42 million realization of after-tax intersegment profit in the prior year. The elimination of profit in 2016 is due to an increased volume of intercompany crude held at the refineries.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    39

5. FOURTH QUARTER 2016 ANALYSIS

Financial and Operational Highlights

Three months ended December 31 ($ millions, except as noted)	2016	2015

Net earnings (loss)

Oil Sands	276	(616)

Exploration and Production	54	(1 263)

Refining and Marketing	524	506

Corporate, Energy Trading and Eliminations	(323)	(634)

Total	531	(2 007)

Operating earnings (loss)(1)

Oil Sands	316	(230)

Exploration and Production	54	(50)

Refining and Marketing	524	506

Corporate, Energy Trading and Eliminations	(258)	(252)

Total	636	(26)

Funds from (used in) operations(1)(2)

Oil Sands	1 372	467

Exploration and Production	385	257

Refining and Marketing	722	605

Corporate, Energy Trading and Eliminations	(114)	(35)

Total	2 365	1 294

Production volumes (mboe/d)

Oil Sands	620.4	470.6

Exploration and Production	118.1	112.3

Total	738.5	582.9

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Funds from (used in) operations was previously referred to as cash flow from (used in) operations, with the calculation being unchanged from prior years. Funds from (used in) operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Net Earnings

Suncor's consolidated net earnings for the fourth quarter of 2016 were $531 million, compared with a net loss of $2.007 billion for the prior year quarter. Net earnings were primarily affected by the same factors that influenced operating earnings described in the segmented analysis below. Other items affecting net earnings over these periods included:

•
The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt was $222 million for the fourth quarter of 2016, compared to $382 million for the fourth quarter of 2015.

•
The company recognized a non-cash after-tax mark to market gain on forward interest rate derivatives in the Corporate segment of $188 million in the fourth quarter of 2016 due to an increase in long-term interest rates.

•
During the fourth quarter of 2016, the company recorded after-tax derecognition charges of $40 million on certain upgrading and logistics assets in the Oil Sands segment, as well as $31 million in the Corporate segment relating to an initial investment in an undeveloped pipeline and on certain renewable energy development assets as a result of the uncertainty of future benefits from these assets.

•
In the fourth quarter of 2015, the company recorded after-tax impairment charges against property, plant and equipment and exploration and evaluation assets of $359 million on White Rose, $331 million on Golden Eagle and $54 million on Terra Nova, as a result of impacts of a decline in the crude oil price forecast. In addition, impairment charges of $290 million were recorded against the Joslyn mining project and $54 million on the Ballicatters well, due to uncertainty on the timing and likelihood of development plans, and $96 million in Oil Sands following a review of certain assets that no longer fit with Suncor's growth strategies and which could not be repurposed or otherwise deployed.

•
In the fourth quarter of 2015, as a result of shut-in production due to the continued closure of certain Libyan export terminals, escalating political unrest, and increased uncertainty with respect to the company's return to normal operations in the country, the company recorded an after-tax impairment charge of $415 million against property, plant and equipment and exploration and evaluation assets.

Funds from Operations (previously referred to as cash flow from operations)

Consolidated funds from operations was $2.365 billion for the fourth quarter of 2016 compared to $1.294 billion for the prior year quarter. Funds from operations were impacted by the same cash factors that affected operating earnings in the segmented analysis described below.

40   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Segmented Analysis

Oil Sands

Oil Sands operating earnings for the fourth quarter of 2016 were $316 million, compared to an operating loss of $230 million in the prior year quarter. The increase was primarily due to higher crude price realizations, consistent with increased benchmark pricing, lower operating and maintenance expenses attributable to the company's cost reduction initiatives, and a higher share of Syncrude production as a result of additional working interests acquired in 2016, partially offset by increased DD&A associated with the Syncrude acquisitions and a larger asset base at Oil Sands operations, as well as higher natural gas prices.

Production volumes for Oil Sands operations were 433,400 bbls/d in the fourth quarter of 2016, compared to 439,700 bbls/d in the prior year quarter, with the decrease due to an increase in unplanned maintenance in the fourth quarter of 2016.

Suncor's share of Syncrude production increased to 187,000 bbls/d in the fourth quarter of 2016, compared to 30,900 bbls/d in the prior year quarter. The increase was due to additional working interests acquired in 2016 combined with improved upgrader reliability. Syncrude upgrader utilization was 102% of nameplate capacity in the quarter, compared to 73% in the prior year quarter.

Exploration and Production

Exploration and Production operating earnings were $54 million in the fourth quarter of 2016, compared to an operating loss of $50 million in the fourth quarter of 2015. Operating earnings increased primarily due to higher crude price realizations, higher production, lower operating expenses and lower DD&A expense, partially offset by higher royalties and exploration expenses.

Production volumes were 118,100 boe/d in the fourth quarter of 2016, compared to 112,300 boe/d in the fourth quarter of 2015. The increase was primarily due to higher production at Hibernia, with new wells being brought online in 2016, as well as higher production at Terra Nova due to reservoir optimization and improved reliability, partially offset by planned maintenance at Buzzard.

Refining and Marketing

Refining and Marketing operating earnings were $524 million in the fourth quarter of 2016, compared to operating earnings of $506 million for the fourth quarter of 2015. The increase in the fourth quarter of 2016 was primarily due to a FIFO gain of $114 million compared to a FIFO loss of $77 million in the prior period quarter. Lower benchmark refining crack spreads and location differentials in the fourth quarter of 2016 were partially offset by a higher value product mix and favourable crude price differentials.

Refinery crude throughput of 93% in the fourth quarter of 2016 was consistent with the prior year period.

Corporate, Energy Trading and Eliminations

The operating loss for Corporate, Energy Trading and Eliminations in the fourth quarter of 2016 was $258 million, compared to $252 million in the fourth quarter of 2015. The increase was due primarily to higher share-based compensation expense, unfavourable operational foreign exchange, additional interest expense associated with the debt acquired as part of the COS acquisition in early 2016, and higher intersegment profit eliminations. These factors were partially offset by higher Energy Trading operating earnings due to wider crude location differentials, improved market conditions and favourable natural gas trading, an income tax benefit associated with the sale of the company's interest in the Cedar Point wind facility, higher wind production and higher capitalized interest.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    41

6. QUARTERLY FINANCIAL DATA

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Dec 31 2016	Sept 30 2016	June 30 2016	Mar 31 2016	Dec 31 2015	Sept 30 2015	June 30 2015	Mar 31 2015

Total production (mboe/d)

Oil Sands	620.4	617.5	213.1	565.8	470.6	458.4	448.7	475.6

Exploration and Production	118.1	110.6	117.6	125.6	112.3	107.7	111.2	126.8

	738.5	728.1	330.7	691.4	582.9	566.1	559.9	602.4

Revenues and other income

Operating revenues, net of royalties	7 840	7 409	5 914	5 644	6 499	7 485	8 095	7 129

Other income	301	(15)	(58)	(67)	94	72	49	257

	8 141	7 394	5 856	5 577	6 593	7 557	8 144	7 386

Net earnings (loss)	531	392	(735)	257	(2 007)	(376)	729	(341)

per common share – basic (dollars)	0.32	0.24	(0.46)	0.17	(1.38)	(0.26)	0.50	(0.24)

per common share – diluted (dollars)	0.32	0.24	(0.46)	0.17	(1.38)	(0.26)	0.50	(0.24)

Operating earnings (loss)(1)	636	346	(565)	(500)	(26)	410	906	175

per common share – basic(1) (dollars)	0.38	0.21	(0.36)	(0.33)	(0.02)	0.28	0.63	0.12

Funds from operations(1)(2)	2 365	2 025	916	682	1 294	1 882	2 155	1 475

per common share – basic(2) (dollars)	1.42	1.22	0.58	0.45	0.90	1.30	1.49	1.02

Cash flow provided by operating activities	2 791	1 979	862	48	1 443	2 771	1 794	876

per common share – basic (dollars)	1.68	1.19	0.54	0.03	1.00	1.92	1.24	0.61

ROCE(1) (%) for the twelve months ended	0.5	(4.6)	(4.9)	(2.2)	0.6	5.1	7.2	5.8

After-tax unrealized foreign exchange (loss) gain on U.S. dollar denominated debt	(222)	(112)	(27)	885	(382)	(786)	178	(940)

Common share information (dollars)

Dividend per common share	0.29	0.29	0.29	0.29	0.29	0.29	0.28	0.28

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	43.90	36.42	35.84	36.17	35.72	35.69	34.40	37.01

New York Stock Exchange (US$)	32.69	27.78	27.73	27.81	25.80	26.72	27.52	29.25

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A. ROCE excludes capitalized costs related to major projects in progress. Operating earnings (loss) for each quarter are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter. Funds from operations (previously referred to as cash flow from operations) and ROCE for each quarter are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each Quarterly Report issued by Suncor in respect of the relevant quarter.

(2)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures Advisory section of this MD&A.

42   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Business Environment

Three months ended (average for the period ended, except as noted)		Dec 31 2016	Sept 30 2016	June 30 2016	Mar 31 2016	Dec 31 2015	Sept 30 2015	June 30 2015	Mar 31 2015

WTI crude oil at Cushing	US$/bbl	49.35	44.95	45.60	33.50	42.15	46.45	57.95	48.65

Dated Brent crude	US$/bbl	49.50	45.85	45.60	33.90	43.70	50.30	61.95	53.85

Dated Brent/Maya FOB price differential	US$/bbl	6.70	6.80	7.65	8.95	10.35	8.50	8.15	11.05

MSW at Edmonton	Cdn$/bbl	62.00	55.10	55.80	34.50	53.55	56.55	68.05	52.25

WCS at Hardisty	US$/bbl	35.00	31.45	32.30	19.30	27.70	33.25	46.35	33.90

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	14.35	13.50	13.30	14.25	14.50	13.20	11.60	14.75

Condensate at Edmonton	US$/bbl	48.35	43.05	44.10	34.45	41.65	44.20	57.95	45.60

Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.10	2.30	1.40	1.85	2.45	2.90	2.55	2.75

Alberta Power Pool Price	Cdn$/MWh	21.95	17.90	14.90	18.10	21.20	26.05	57.25	29.15

New York Harbor 3-2-1 crack(1)	US$/bbl	14.35	14.00	16.10	11.75	13.60	22.25	23.85	19.20

Chicago 3-2-1 crack(1)	US$/bbl	10.55	14.15	16.65	9.10	13.90	23.95	20.30	16.00

Portland 3-2-1 crack(1)	US$/bbl	14.95	18.75	19.30	13.00	17.90	28.75	32.55	21.50

Gulf Coast 3-2-1 crack(1)	US$/bbl	13.15	14.50	14.85	11.05	11.05	21.55	22.90	18.00

Exchange rate	US$/Cdn$	0.75	0.77	0.78	0.73	0.75	0.76	0.81	0.81

Exchange rate (end of period)	US$/Cdn$	0.74	0.76	0.77	0.77	0.72	0.75	0.80	0.79

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    43

Significant or Unusual Items Impacting Net Earnings

Trends in Suncor's quarterly earnings and funds from operations(1) are driven primarily by production volumes, which can be significantly impacted by major maintenance events such as the planned upgrader maintenance that occurred in 2016, and unplanned outages like those resulting from the Fort McMurray forest fires in the second quarter of 2016.

Trends in Suncor's quarterly earnings and funds from operations(1) are also affected by changes in commodity prices, price differentials, refining crack spreads and foreign exchange rates, as described in the Financial Information section of this MD&A.

In addition to the impacts of changes in production volumes and business environment, net earnings over the last eight quarters were affected by the following events or significant adjustments:

•
The after-tax unrealized foreign exchange impact on the revaluation of U.S. dollar denominated debt was a loss of $222 million for the fourth quarter of 2016 and a gain of $524 million for the year; the after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt was $382 million for the fourth quarter of 2015 and $1.930 billion for the prior year.

•
The company recognized a non-cash after-tax mark to market gain on forward interest rate derivatives in the Corporate segment of $188 million in the fourth quarter of 2016 and $6 million for the year due to an increase in long-term interest rates.

•
During the fourth quarter of 2016, the company recorded after-tax derecognition charges of $40 million on certain upgrading and logistics assets in the Oil Sands segment, as well as $31 million in the Corporate segment relating to an initial investment in an undeveloped pipeline and on certain renewable energy development assets as a result of the uncertainty of future benefits from these assets.

•
In the third quarter of 2016, the U.K. government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 50% to 40%, effective January 1, 2016. The company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $180 million in the E&P segment.

•
In the second quarter of 2016, the company incurred a non-cash after-tax charge of $73 million in the Corporate segment for early payment of long-term debt acquired as part of the COS acquisition.

•
In the first quarter of 2016, the company incurred $38 million in after-tax charges associated with the acquisition and integration of COS in the Corporate segment.

•
In the fourth quarter of 2015, the company recorded after-tax impairment charges against property, plant and equipment and exploration and evaluation assets of $359 million on White Rose, $331 million on Golden Eagle and $54 million on Terra Nova as a result of impacts of a decline in the crude oil price forecast. In addition, impairment charges of $290 million were recorded on the company's interest in the Joslyn mining project and $54 million on the Ballicatters well, due to uncertainty in the timing and likelihood of development plans, and $96 million in Oil Sands following a review of certain assets that no longer fit with Suncor's growth strategies and which could not be repurposed or otherwise deployed.

•
In the fourth quarter of 2015, as a result of shut-in production due to the continued closure of certain Libyan export terminals, escalating political unrest, and increased uncertainty with respect to the company's return to normal operations in the country, the company recorded an after-tax impairment charge of $415 million against property, plant and equipment and exploration and evaluation assets.

•
In the second quarter of 2015, the company recorded an after-tax gain of $68 million on the disposal of the company's share of certain assets and liabilities of Pioneer Energy in the R&M segment.

•
In the second quarter of 2015, the company recorded a $423 million deferred income tax charge related to a 2% increase in the Alberta corporate income tax rate.

•
In 2015, the company recorded a $406 million deferred income tax recovery in the E&P segment related to a reduction in the U.K. tax rate from 62% to 50%.

•
In the first quarter of 2015, the company recorded after-tax insurance proceeds of $75 million related to a claim on the Terra Nova asset in the E&P segment.

•
In the first quarter of 2015, the company recorded after-tax restructuring charges of $57 million related to cost reduction initiatives in the Corporate segment.

(1)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

44   SUNCOR ENERGY INC. ANNUAL REPORT 2016

7. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

Year ended December 31 ($ millions)	2016	2015	2014

Oil Sands	4 724	4 181	3 826

Exploration and Production	1 139	1 459	1 819

Refining and Marketing	685	821	1 024

Corporate, Energy Trading and Eliminations	34	206	292

Total	6 582	6 667	6 961

Less: capitalized interest on debt	(596)	(447)	(431)

	5 986	6 220	6 530

Capital and Exploration Expenditures by Type(1)(2)(3)

Year ended December 31, 2016 ($ millions)	Sustaining	Growth	Total

Oil Sands Base	1 128	418	1 546

In Situ	110	21	131

Oil Sands Ventures	314	2 300	2 614

Oil Sands	1 552	2 739	4 291

Exploration and Production	12	969	981

Refining and Marketing	680	3	683

Corporate, Energy Trading and Eliminations	31	—	31

	2 275	3 711	5 986

(1)
Capital expenditures in this table exclude capitalized interest on debt.

(2)
Growth capital expenditures include capital investments that result in i) an increase in production levels at existing Oil Sands and Refining and Marketing operations; ii) new facilities or operations that increase overall production; iii) new infrastructure and logistics that are required to support higher production levels; iv) new reserves or a positive change in the company's reserves profile in Exploration and Production operations; or v) margin improvement, by increasing revenues or reducing costs.

(3)
Sustaining capital expenditures include capital investments that i) ensure compliance or maintain relations with regulators and other stakeholders; ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; iii) deliver existing proved developed reserves for Exploration and Production operations; or iv) maintain current production capacities at existing Oil Sands operations and Refining and Marketing operations.

In 2016, Suncor spent $5.986 billion on property, plant and equipment and exploration activities, and capitalized $596 million of interest on debt towards major development assets and construction projects. Activity in 2016 included the following:

Oil Sands Base

Oil Sands Base capital expenditures were $1.546 billion, of which $1.128 billion was directed towards sustaining activities. The focus in 2016 was on ensuring continued safe, reliable and efficient operations, and progress was made on key reliability, safety and environmental performance projects. Sustaining capital expenditures were primarily related to planned maintenance in the spring and fall of 2016 and a number of reliability and sustainment projects across the operations.

Oil Sands Base growth capital of $418 million was primarily attributed to construction of the ETF development, which will support market access for Fort Hills bitumen.

In Situ

In Situ capital expenditures were $131 million, of which $110 million was directed towards sustaining capital expenditures. Sustaining capital in 2016 was focused on the ongoing design and construction of well pads that are expected to maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads decline.

Growth capital of $21 million in 2016 was related to development of emerging properties and new technologies, as well as completion of debottleneck activities in the early part of the year.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    45

Oil Sands Ventures

Oil Sands ventures growth capital expenditures of $2.614 billion in 2016 were primarily related to the Fort Hills mining project. The Fort Hills project was more than 76% complete at the end of 2016, with the remaining work to be based at site near Fort McMurray, Alberta. Activities in the year included completion of the secondary extraction and utilities module programs, concluding all significant module program work. Construction in secondary extraction and utilities has achieved peak activity and continues to focus on productivity and achieving critical milestones.

The company has assessed the impact of the construction delay due to the forest fires in the second quarter of 2016, and other construction changes associated with the complexity and scale of secondary extraction detailed design development, and now estimates the overall cost of the Fort Hills' project to be between $16.5 and $17.0 billion. Suncor's share of Fort Hills' remaining project capital is between $1.6 and $1.8 billion. The majority of the spend will occur in 2017 and will be completed within Suncor's existing capital guidance range. In addition, the company has increased the nameplate capacity from 180,000 bbls/d to 194,000 bbls/d after optimization and technical review. With these changes, Suncor's total capital intensity is expected to remain consistent with the original sanction estimate of $84,000 per flowing barrel of bitumen. First oil continues to remain on track for late 2017.

Sustaining capital of $314 million in 2016 included development of early-works sustaining activities at Fort Hills that will support the execution of the mine and tailings plan following the commencement of production. Also included was an increased share of Syncrude sustaining capital in 2016, which was primarily focused on key reliability, safety and environmental projects.

Exploration and Production

Exploration and Production capital and exploration expenditures were $981 million in 2016, of which $969 million was directed towards growth and exploration.

Growth spending included $530 million for Hebron, as construction of the project continued throughout 2016. The topside module was completed and towed out to the deepwater construction site and successfully mated with the gravity-based structure in 2016. First oil from the project is expected in late 2017.

Growth capital at E&P also included development drilling at Hibernia, White Rose and Golden Eagle, as well as two exploration wells at the Shelburne Basin off the east coast of Canada, with the costs subsequently charged to exploration expense in the year.

Refining and Marketing

Refining and Marketing capital expenditures were $683 million in 2016, of which $680 million was directed to sustaining activities focused on planned maintenance events at the company's refineries and in its retail business on the ongoing sustainment of operations, as well as completion of enhancements to an existing pipeline to connect the Commerce City refinery with crude supply.

Significant Growth Projects Update(1)

At December 31, 2016	Working Interest (%)	Description	Cost Estimate ($ billions)		Project Spend to Date ($ billions)	Expected First Oil Date(2)

Operated

Fort Hills(3)	50.80	98.6 mbbls/d	8.1 – 8.3	(5)	6.5	Q4 2017

Non-operated(4)

Hebron	21.03	31.6 mboe/d	2.8 (+/-10%)		2.2	Q4 2017

(1)
The Capital Investment Update section contains forward-looking information. See the Advisories – Forward-Looking Information section of this MD&A for the material risks and assumptions underlying this forward-looking information.

(2)
Expenditure to complete the project may extend beyond the first oil date.

(3)
The project cost estimate has been updated to reflect increased cost estimates and the estimated gross plant capacity has been increased to 194,000 bbls/d after optimization and technical review. Cost Estimate and Project Spend to Date figures reflect the company's share of overall project cost and exclude capitalized interest.

(4)
Cost and first oil estimates are provided by the operator and reflect post-sanction estimates and expenditures. Project Spend to Date includes the reimbursement of previously incurred costs following the reset of Suncor's working interest in the project to 21.034% from 22.729%, effective January 1, 2016.

(5)
The capital range includes approximately $180 million related to the impact of foreign exchange due to weakness in the Canadian dollar.

46   SUNCOR ENERGY INC. ANNUAL REPORT 2016

The table above summarizes major growth projects that have been sanctioned for development by the company. Other potential material growth projects have not yet received a final investment decision by the company or its Board of Directors.

The Fort Hills mining project will be developed using traditional open-pit truck and shovel techniques, and solvent-based extraction technology that will allow the mine to produce bitumen product that is sold directly to market. The project is scheduled to produce first oil late in the fourth quarter of 2017 and achieve over 90% of its planned gross production capacity of 194,000 bbls/d within twelve months. Project activities in 2017 are expected to focus on completion of the extraction facilities, mining, ore processing, site infrastructure, and tailings areas.

The co-owners for the Hebron project sanctioned development on December 31, 2012. The Hebron field includes a gravity-based structure design supporting an expected gross oil production rate of 150,000 bbls/d. Project activity in 2017 is expected to focus on towing the gravity-based structure to its final location, development drilling and readying the facility for first oil.

Other Capital Projects

Suncor also anticipates 2017 capital expenditures to be directed to the following projects and initiatives:

Oil Sands Operations

For 2017, plans for sustaining capital continue to focus on planned maintenance, which includes events at Upgrader 1, Upgrader 2 and Firebag. Additional sustaining capital will be directed at maintaining production capacity at existing facilities, primarily related to new well pads for In Situ assets to offset natural production declines, new tailings treatment infrastructure to meet commitments under TMF, ongoing modernization of the company's heavy-haul truck fleet, as well as routine maintenance and risk mitigation projects across all facilities.

Growth capital will continue to focus on the ETF development, which will support market access for Fort Hills' bitumen.

Oil Sands Ventures

Sustaining capital expenditures in 2017 for Syncrude are expected to focus on planned maintenance, and maintaining production capacity.

Sustaining capital expenditures in 2017 for Fort Hills will continue to develop early-works sustaining activities that will support the execution of the mine and tailings plan following the commencement of production.

Exploration and Production

In addition to the Hebron capital expenditure noted above, growth capital will include development drilling at White Rose, Hibernia and Terra Nova within E&P Canada, as well as spending for the Oda and Rosebank development projects within E&P International.

Refining and Marketing

The company expects that sustaining capital will focus on planned maintenance events and routine asset replacement.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    47

8. FINANCIAL CONDITION AND LIQUIDITY

Liquidity and Capital Resources

At December 31 ($ millions, except as noted)	2016	2015	2014

Net cash from (used in)

Operating activities	5 680	6 884	8 936

Investing activities	(7 507)	(6 771)	(6 863)

Financing activities	869	(1 854)	(1 872)

Foreign exchange (loss) gain on cash and cash equivalents	(75)	295	92

(Decrease) increase in cash and cash equivalents	(1 033)	(1 446)	293

Cash and Cash equivalents, end of year	3 016	4 049	5 495

Return on Capital Employed (%)(1)

Excluding major projects in progress	0.5	0.6	8.6

Including major projects in progress	0.4	0.5	7.5

Net debt to funds from operations(2) (times)	2.4	1.7	0.9

Interest coverage on long-term debt (times)

Earnings basis(3)	0.5	(1.8)	6.6

Funds from operations basis(2)(4)	6.5	9.3	15.5

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations and metrics that use funds from operations are non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(4)
Funds from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Cash Flow provided by Operating Activities

Cash flow provided by operating activities was $5.680 billion in 2016 compared to $6.884 billion in 2015. The decrease was primarily due to lower upstream price realizations in the first nine months of 2016, consistent with the decline in benchmark crude prices, the impact of shut-in production associated with the forest fires in the Fort McMurray area in the second quarter of 2016, and weaker benchmark crack spreads. An increase in non-cash working capital, as compared to a decrease in non-cash working capital in 2015, further reduced cash flow provided by operating activities. These factors were partially offset by a FIFO gain in downstream operations, when compared to a FIFO loss in the prior year, lower operating costs across the company's operations, a higher share of Syncrude production, which was a result of the acquisition of additional working interests in 2016 combined with significantly improved upgrader reliability in the second half of the year, and higher refined product location differentials.

Cash Flow used in Investment Activities

Cash flow used in investing activities was $7.507 billion in 2016 compared to $6.771 billion in 2015. The increase was primarily due to the acquisition of Murphy's 5% ownership interest in Syncrude and an increase in non-cash investing working capital, partially offset by cash acquired from COS and lower capital expenditures.

Cash Flow provided by Financing Activities

Cash flow provided by financing activities was $869 million in 2016 compared to a cash usage of $1.854 billion in 2015. The increase was primarily due to the issuance of common shares and long-term debt in 2016, partially offset by the early repayment of long-term debt that was acquired as part of the COS acquisition and an increase in dividends paid on common shares.

Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, available lines of credit and the realized proceeds from divestiture of non-core assets. Suncor's management believes the company will have the capital resources to fund its planned 2017 capital spending program of $4.8 to $5.2 billion and to meet current and future working capital requirements through cash balances and cash equivalents, cash flow provided by operating activities, available

48   SUNCOR ENERGY INC. ANNUAL REPORT 2016

committed credit facilities, issuing commercial paper and, if needed, divesting of non-core assets and accessing capital markets. The company's cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates.

The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.

Available Sources of Liquidity

Cash and Cash Equivalents

Included in cash and cash equivalents of $3.016 billion at December 31, 2016 are short-term investments with weighted average terms to maturity of approximately ten days. In 2016, the company earned approximately $24 million of interest income on this portfolio.

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans and pricing environment. Suncor believes a phased and flexible approach to existing and future growth projects should assist the company in maintaining its ability to manage project costs and debt levels.

Suncor's interest on debt (before capitalized interest) in 2016 was $1.012 billion, an increase from $870 million in 2015 primarily due to the acquisition of COS debt in early 2016 and the weakening of the Canadian dollar.

Available lines of credit at December 31, 2016 increased to $7.467 billion, compared to $7.034 billion at December 31, 2015, primarily as a result of credit facilities added through the acquisition of COS and reduced letters of credit, partially offset by increased short-term borrowings and foreign exchange impacts on available credit facilities.

Subsequent to the end of 2016, the company cancelled a $950 million credit facility that was acquired through the acquisition of COS, reducing available lines of credit to $6.5 billion. The credit facility is no longer required for liquidity purposes and the cancellation will reduce future financing expense.

A summary of total and unutilized credit facilities at December 31, 2016 is as follows:

($ millions)	2016

Fully revolving and expires in 2019	7 685

Fully revolving and expires in 2018	1 750

Fully revolving and expires in 2017(1)	950

Can be terminated at any time at the option of the lenders	164

Total credit facilities	10 549

Credit facilities supporting outstanding commercial paper	(1 273)

Credit facilities supporting standby letters of credit	(1 139)

Total unutilized credit facilities(2)	8 137

(1)
Cancelled in the first quarter of 2017.

(2)
Available credit facilities for general purposes were $7.467 billion at December 31, 2016 (December 31, 2015 – $7.034 billion).

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At December 31, 2016, total debt to total debt plus shareholders' equity was 28.1% (December 31, 2015 – 28.2%). The company is currently in compliance with all operating covenants as at December 31, 2016.

At December 31 ($ millions, except as noted)	2016	2015

Short-term debt	1 273	747

Current portion of long-term debt	54	70

Long-term debt	16 103	14 486

Total debt	17 430	15 303

Less: Cash and cash equivalents	3 016	4 049

Net debt	14 414	11 254

Shareholders' equity	44 630	39 039

Total debt plus shareholders' equity	62 060	54 342

Total debt to total debt plus shareholders' equity (%)	28.1	28.2

SUNCOR ENERGY INC. ANNUAL REPORT 2016    49

Change in Net Debt

($ millions)

Net debt – December 31, 2015	11 254

Increase in net debt	3 160

Net debt – December 31, 2016	14 414

Change in net debt

Cash flow provided by operating activities	5 680

Capital and exploration expenditures	(6 582)

Acquisitions	(1 014)

Cash acquired, COS	109

Debt acquired, COS	(2 639)

Proceeds from disposal of assets	229

Dividends less proceeds from exercise of share options	(1 744)

Change in non-cash investing working capital and other investments	(249)

Issuance of common shares	2 782

Foreign exchange on cash, debt and other balances	268

(3 160)

At December 31, 2016, Suncor's net debt was $14.414 billion, compared to $11.254 billion at December 31, 2015. During 2016, net debt increased by $3.160 billion, largely due to the acquisitions of COS and Murphy's 5% working interest in Syncrude, and capital and exploration expenditures that exceeded cash flow provided by operating activities net of dividends, partially offset by the issuance of common shares.

For the year ended December 31, 2016, the company's net debt to funds from operations(1) measure was 2.4 times, which is lower than management's maximum target of less than 3.0 times.

Subsequent to the end of the year, Suncor has given notice to the Trustee that it intends to repay early, in the second quarter of 2017, the U.S.$1.25 billion 6.10% notes currently scheduled to mature June 1, 2018. The repayment will be funded with the proceeds of asset divestments realized earlier in 2017.

Credit Ratings

The company's credit ratings impact its cost of funds and liquidity. In particular, the company's ability to access unsecured funding markets and to engage in certain activities on a cost-effective basis is primarily dependent upon maintaining a strong credit rating. A lowering of the company's credit rating may also have potentially adverse consequences for the company's funding capacity or access to the capital markets, may affect the company's ability, and the cost, to enter into normal course derivative or hedging transactions, and may require the company to post additional collateral under certain contracts.

As at February 28, 2017, the company's long-term senior debt ratings are:

Long-Term Senior Debt	Rating		Long-Term Outlook

Standard & Poor's	A-		Negative

Dominion Bond Rating Service	A (low	)	Stable

Moody's Investors Service	Baa1		Stable

The company's commercial paper ratings are:

Commercial Paper	Cdn Program Rating		U.S. Program Rating

Standard & Poor's	A-1 (low	)	A-2

Dominion Bond Rating Service	R-1 (low	)	Not rated

Moody's Investors Service	Not rated		P2

Refer to the Description of Capital Structure – Credit Ratings section of Suncor's 2016 AIF for a description of credit ratings listed above.

Common Shares

Outstanding Shares

December 31, 2016 (thousands)

Common shares	1 667 914

Common share options – non-exercisable	17 821

Common share options – exercisable	13 621

As at February 24, 2017, the total number of common shares outstanding was 1,668,994,047 and the total number of exercisable and non-exercisable common share options outstanding was 36,505,300. Once exercisable, each outstanding common share option is convertible into one common share.

(1)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations and metrics that use funds from operations are non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

50   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Share Repurchases

Between August 5, 2015 and August 4, 2016, the company was authorized to repurchase common shares for cancellation, with a value up to approximately $500 million, pursuant to a normal course issuer bid (NCIB) through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. In accordance with applicable securities laws, repurchases under the program were suspended on October 5, 2015, as a result of the offer to the shareholders of COS. During 2016, the company did not make any share repurchases.

Since commencing its share buyback program in 2011, Suncor has purchased 156.7 million common shares for a total return to shareholders of $5.340 billion under this program.

At December 31 ($ millions, except as noted)	2016	2015	2014	2013

Share repurchase activities (thousands of common shares)

Shares repurchased	—	1 230	42 027	49 492

Share repurchase cost ($ millions)	—	43	1 671	1 675

Weighted average repurchase price per share (dollars per share)	—	34.93	39.76	33.84

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In addition to the enforceable and legally binding obligations in the table below, Suncor has other obligations for goods and services that were entered into in the normal course of business, which may terminate on short notice, including commitments for the purchase of commodities for which an active, highly liquid market exists, and which are expected to be re-sold shortly after purchase.

The company does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources.

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments.

	Payment due by period
($ millions)	2017	2018	2019	2020	2021	2022 and beyond	Total

Fixed and revolving term debt(1)	2 171	3 978	992	683	2 115	17 846	27 785

Finance lease obligations	55	56	22	25	28	948	1 134

Decommissioning and restoration costs(2)	382	419	470	552	305	9 553	11 681

Operating lease agreements, pipeline capacity and energy services commitments(3)	2 736	1 731	1 509	1 433	1 369	11 374	20 152

Exploration work commitments	—	121	97	120	164	66	568

Other long-term obligations(4)	2	27	14	14	14	14	85

Total	5 346	6 332	3 104	2 827	3 995	39 801	61 405

(1)
Includes debt that is redeemable at Suncor's option and interest payments on fixed-term debt.

(2)
Represents the undiscounted amount of decommissioning and restoration costs.

(3)
Includes $96 million of commitments pertaining to the company's lubricants business and its interest in the Cedar Point wind facility, which were sold subsequent to December 31, 2016. The company has also entered into various pipeline commitments which are awaiting regulatory approval. In the event regulatory approval is not obtained, Suncor has committed to reimburse certain costs to the service provider.

(4)
Includes the Libya ESPA signature bonus and merger consent. See the Other Long-Term Liabilities note to the audited Consolidated Financial Statements.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    51

Transactions with Related Parties

The company enters into transactions with related parties in the normal course of business. These transactions primarily include sales to associated entities in the company's Refining and Marketing segment. For more information on these transactions and for a summary of Compensation of Key Management Personnel, refer to Note 32 to the 2016 audited Consolidated Financial Statements.

Financial Instruments

Suncor periodically enters into derivative contracts for risk management purposes. The derivative contracts hedge risks related to purchases and sales of commodities, to manage exposure to interest rates and to hedge risks specific to individual transactions, such as currency risk associated with repayment of U.S. dollar denominated debt. For the year ended December 31, 2016, the pre-tax earnings impact for risk management activities was a loss of $25 million (2015 – pre-tax gain of $93 million).

The company's Energy Trading business uses crude oil, natural gas, refined products and other derivative contracts to generate net earnings. For the year ended December 31, 2016, the pre-tax earnings impact for Energy Trading activities was a loss of $47 million (2015 – pre-tax gain of $28 million).

Gains or losses related to derivatives are recorded as Other Income in the Consolidated Statements of Comprehensive Income.

($ millions)	Energy Trading	Risk Management	Total

Fair value of contracts outstanding – December 31, 2014	20	110	130

Cash settlements – received during the year	(66)	(183)	(249)

Unrealized gains recognized in earnings during the year	28	93	121

Fair value outstanding – December 31, 2015	(18)	20	2

Cash settlements – paid (received) during the year	29	(13)	16

Unrealized losses recognized in earnings during the year	(47)	(25)	(72)

Fair value outstanding – December 31, 2016	(36)	(18)	(54)

The fair value of derivative contracts are recorded in the Consolidated Balance Sheets.

Fair value of derivative contracts at December 31 ($ millions)	2016	2015

Accounts receivable	155	90

Accounts payable	(209)	(88)

	(54)	2

Risks Associated with Derivative Financial Instruments

Suncor may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to fulfil their obligations under these contracts. The company minimizes this risk by entering into agreements with investment grade counterparties. Risk is also minimized through regular management review of the potential exposure to and credit ratings of such counterparties. Suncor's exposure is limited to those counterparties holding derivative contracts with net positive fair values at a reporting date.

Suncor's risk management activities are subject to periodic reviews by management to determine appropriate hedging requirements based on the company's tolerance for exposure to market volatility, as well as the need for stable cash flow to finance future growth. Energy Trading activities are governed by a separate risk management group that reviews and monitors practices and policies and provides independent verification and valuation of these activities.

For further details on our derivative financial instruments, including assumptions made in the calculation of fair value, a sensitivity analysis of the effect of changes in commodity prices on our derivative financial instruments, and additional discussion of exposure to risks and mitigation activities, see the Financial Instruments and Risk Management note in the company's 2016 audited Consolidated Financial Statements.

52   SUNCOR ENERGY INC. ANNUAL REPORT 2016

9. ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Suncor's significant accounting policies are described in Note 3 to the audited Consolidated Financial Statements for the year ended December 31, 2016.

Recently Announced Accounting Pronouncements

The standards and interpretations that are issued, but not yet effective up to the date of issuance of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards and interpretations, if applicable, when they become effective.

Statement of Cash Flows

In January 2016, the IASB issued an amendment to IAS 7 Statement of Cash Flows. The amendment to IAS 7 requires additional disclosures for changes in liabilities arising from financing activities. This includes changes arising from cash flows, such as drawdowns and repayments of borrowings, and non-cash changes, such as acquisitions, disposals and unrealized exchange differences. The amendment is effective for fiscal years beginning on or after January 1, 2017 and is applied on a prospective basis. The adoption of this standard is not expected to have a material impact on the company's disclosures.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. It replaces existing revenue recognition guidance and provides a single, principles-based five-step model to be applied to all contracts with customers. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2018, with earlier application permitted. The adoption of this standard is not expected to have a material impact on the company's disclosure.

Financial Instruments: Recognition and Measurement

In July 2014, IFRS 9 Financial Instruments was issued as a complete standard, including the requirements previously issued related to classification and measurement of financial assets and liabilities, and additional amendments to introduce a new expected loss impairment model for financial assets including credit losses. Retrospective application of this standard with certain exemptions is effective for fiscal years beginning on or after January 1, 2018, with earlier application permitted. The adoption of this standard is not expected to have a material impact on the company's disclosure.

Leases

In January 2016, the IASB issued IFRS 16 Leases which replaces the existing leasing standard (IAS 17 Leases) and requires the recognition of most leases on the balance sheet. IFRS 16 effectively removes the classification of leases as either finance or operating leases and treats all leases as finance leases for lessees with exemptions for short-term leases where the term is twelve months or less and for leases of low-value items. The accounting treatment for lessors remains essentially unchanged, with the requirement to classify leases as either finance or operating remaining. IFRS 16 is effective January 1, 2019, with earlier application permitted. IFRS 16 is expected to significantly increase the company's long-term assets and liabilities, increase depreciation, depletion, amortization and impairment, increase financing expense and reduce operating, selling and general expense. The company has developed a transition team to assess the impact of IFRS 16 and implement the necessary changes to accounting systems, processes and internal controls as a result of the new standard.

Share-Based Payments

In June 2016, the IASB issued the final amendments to IFRS 2 Share-Based Payments that clarify the classification and measurement of share-based payment transactions. This includes the effect of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The company is currently assessing the impact of this standard.

Significant Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues, expenses, gains, losses, and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.

Significant accounting estimates are those estimates that require management to make assumptions about matters that are highly uncertain at the time the estimate is made, and those estimates where changes in significant assumptions that are within a range of reasonably possible outcomes would have a material impact on the company's

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financial condition, changes in financial condition or financial performance.

Significant judgments are those judgments made by management in the process of applying the company's accounting policies and that have the most significant impact on the amounts recognized in the audited Consolidated Financial Statements.

Significant accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. The following are the significant accounting estimates used in the preparation of Suncor's December 31, 2016 audited Consolidated Financial Statements.

Oil and Gas Reserves

Measurements of depletion, depreciation, impairment, and decommissioning and restoration obligations are determined in part based on the company's estimate of oil and gas reserves. The estimation of reserves and resources is an inherently complex process and involves the exercise of professional judgment. All reserves have been evaluated at December 31, 2016 by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2016, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies and the company's internal project approval process.

Project Development

Management uses judgment to determine when exploration and evaluation assets are reclassified to Property, Plant and Equipment. This decision considers several factors, including the existence of reserves, appropriate approvals from regulatory bodies and the company's internal project approval processes.

Determination of Cash Generating Units (CGU)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value in use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, expected production volumes, future operating and development costs, discount rates, tax rates, and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Regardless of any indication of impairment, the company must complete an annual impairment assessment for any CGU, or group of CGUs, whose net carrying value includes indefinite-life intangible assets or an allocation of goodwill. For Suncor, this includes impairment assessments of the Oil Sands segment as at December 31, 2016 and the Refining and Marketing segment as at October 31, 2016, which determined that the underlying CGUs were not impaired.

As a result of the cost estimate increases for the Fort Hills project, the company completed an impairment assessment

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at December 31, 2016 for its share of the project and concluded there was no impairment of the asset.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

In addition, these provisions are based on estimated costs, which take into account the anticipated method and extent of restoration, technological advances, possible future use of the site, and reclamation projects and processes such as the TROTM process and the water treatment facility. Actual costs are uncertain and estimates can vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions, and timing may have a material impact on the amounts presented.

Suncor's provision for decommissioning and restoration costs increased by $1.8 billion in 2016 to $11.7 billion on an undiscounted basis and increased by $1.3 billion to $6.8 billion on a discounted basis. The most significant change in the provision is related to the additional Syncrude working interests acquired in 2016, partially offset by a decrease in certain cost estimates in the Oil Sands and Exploration and Production segments. The provision also increased due to a decrease in the average credit-adjusted discount rate (2016 – 3.90%; 2015 – 4.37%).

Joint Arrangements

Joint arrangements represent arrangements in which two or more parties have joint control established by a contractual agreement. Joint control requires unanimous consent for financial and operational decisions. Joint arrangements can be classified as either a joint operation or a joint venture. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Where the company has rights to the assets and obligations for the liabilities of a joint arrangement, such joint arrangement is classified as a joint operation and the company's share of the assets, liabilities, revenues and expenses is included in the consolidated financial statements.

Where the company has rights to the net assets of an arrangement, the arrangement is classified as a joint venture and accounted for using the equity method of accounting. Under the equity method, the company's initial investment is recognized at cost and subsequently adjusted for the company's share of the joint venture's income or loss, less distributions received.

Control and Significant Influence

Control is defined as the power to govern the financial and operating decisions of an entity so as to obtain benefits from its activities, and significant influence is defined as the power to participate in the financial and operating decisions of the investee. The assessment of whether the company has control, joint control, or significant influence over another entity requires judgment of the impact it has over the financial and operating decisions of the entity and the extent of the benefits it obtains.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

The fair value of plan assets is determined using market values. The estimated rate of return on plan assets in the portfolio considers the current level of returns on fixed income assets, the historical level of risk premium associated with other asset classes and the expected future returns on all asset classes. The discount rate assumption is based on the year-end interest rates for high-quality bonds that mature at times concurrent with the company's benefit obligations. The estimated rate for compensation increases is based on management's judgment.

Actuarial valuations are subject to management's judgment. Actuarial gains and losses comprise changes to assumptions related to discount rates, expected return on plan assets and annual rates for compensation increases. They are accounted for on a prospective basis and may have a material impact on the amounts presented.

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Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgments about the outcomes of future events, the interpretation of laws and regulations, and estimates on timing and amount of expected future cash flows and discount rates.

The company is involved in litigation and claims in the normal course of operations. As at December 31, 2016, management believes the result of any settlements related to such litigation or claims would not materially affect the financial position of the company.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions, and potentially, a material increase or decrease in the company's assets, liabilities and net earnings.

In 2016, the Tax Court of Canada issued a favourable Order resolving a previously disclosed $1.3 billion tax dispute with the Canada Revenue Agency (CRA). The dispute was regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The Tax Court of Canada Order has confirmed the successful resolution of the matter between Suncor and the CRA, resulting in no additional taxes, interest or penalties. All of the security which Suncor had posted with respect to this item has now been returned to the company.

Deferred Income Taxes

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

Fair Value of Financial Instruments

The fair value of a financial instrument is determined, whenever possible, based on observable market data. If not available, the company uses third-party models and valuation methodologies that utilize observable market data that includes forward commodity prices, foreign exchange rates and interest rates to estimate the fair value of financial instruments, including derivatives. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Functional Currency

The designation of the functional currency of the company and each of its subsidiaries is a management judgment based on the composition of revenue and costs in the locations in which it operates.

Fair Value of Share-Based Compensation

The fair values of equity-settled and cash-settled share-based payment awards are estimated using the Black-Scholes options pricing model. These estimates depend on certain assumptions, including share price, volatility, risk-free interest rate, the term of the awards, the forfeiture rate and the annual dividend yield, which, by their nature, are subject to measurement uncertainty.

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10. RISK FACTORS

Suncor is committed to a proactive program of enterprise risk management intended to enable decision-making through consistent identification and assessment of risks inherent to its assets, activities and operations. Some of these risks are common to operations in the oil and gas industry as a whole, while some are unique to Suncor.

Volatility of Commodity Prices

Our financial performance is closely linked to prices for crude oil in our upstream business and prices for refined petroleum products in our downstream business, and, to a lesser extent, to natural gas prices in our upstream business, where natural gas is both an input and output of production processes. The prices for all of these commodities can be influenced by global and regional supply and demand factors, which are factors that are beyond our control and can result in a high degree of price volatility.

Crude oil prices are also affected by, among other things, global economic health and global economic growth (particularly in emerging markets), pipeline constraints, regional and international supply and demand imbalances, political developments, compliance or non-compliance with quotas agreed upon by Organization of Petroleum Export Countries (OPEC) members and other countries, decisions by OPEC not to impose quotas on its members, access to markets for crude oil, and weather. These factors impact the various types of crude oil and refined products differently and can impact differentials between light and heavy grades of crude oil (including blended bitumen), and between conventional and synthetic crude oil.

Refined petroleum product prices and refining margins are also affected by, among other things, crude oil prices, the availability of crude oil and other feedstock, levels of refined product inventories, regional refinery availability, marketplace competitiveness, and other local market factors. Natural gas prices in North America are affected primarily by supply and demand, and by prices for alternative energy sources. Decreases in product margins or increases in natural gas prices could have a material adverse effect on Suncor's financial condition and reserves.

In addition, oil and natural gas producers in North America, and particularly in Canada, may receive discounted prices for their production relative to certain international prices, due to constraints on the ability to transport and sell such products to international markets. A failure to resolve such constraints may result in continued discounted or reduced commodity prices realized by oil and natural gas producers such as Suncor. Suncor's production from Oil Sands includes significant quantities of bitumen and SCO that trade at a discount to light and medium crude oil. Bitumen and SCO are typically more expensive to produce and process. In addition, the market prices for these products may differ from the established market indices for light and medium grades of crude oil. As a result, the price received for bitumen and SCO may differ from the benchmark they are priced against. Future quality differentials are uncertain and a significant increase could have a material adverse effect on Suncor's financial condition and reserves.

Since the latter half of 2014, world oil prices have declined significantly. While world oil prices have moderately recovered from the low prices that have been experienced since the latter half of 2014, due in part to recently agreed upon quotas by OPEC and certain non-OPEC countries, there can be no assurances that this price recovery will continue or can be sustained. Failure by OPEC and these non-OPEC countries to meet or maintain their agreed upon quotas, in addition to the other factors discussed above, could cause world oil prices to decrease and such decrease could be significant and also lead to greater price volatility. A prolonged period of low and/or volatile commodity prices, particularly for crude oil, could have a material adverse effect on Suncor's business, financial condition, cash flows, reserves, and may also lead to the impairment of assets, or the cancellation or deferral of Suncor's growth projects.

Major Operational Incidents (Safety, Environmental and Reliability)

Each of Suncor's primary operating businesses – Oil Sands, E&P, and Refining and Marketing – requires significant levels of investment in the design, operation and maintenance of facilities, and carries the additional economic risk associated with operating reliably or enduring a protracted operational outage.

The company's businesses also carry the risks associated with environmental and safety performance, which is closely scrutinized by governments, the public and the media, and could result in a suspension of or inability to obtain regulatory approvals and permits, or, in the case of a major environmental or safety incident, fines, civil suits or criminal charges against the company.

Generally, Suncor's operations are subject to operational hazards and risks such as, amongst others, fires (including forest fires), explosions, blow-outs, power outages, severe winter climate conditions and other extreme weather conditions, railcar incidents or derailments, the migration of harmful substances such as oil spills, gaseous leaks or a release of tailings into water systems, pollution and other environmental risks, and accidents, any of which can interrupt operations or cause personal injury or death, or damage to property, equipment, the environment, and

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information technology systems and related data and control systems.

The reliable operation of production and processing facilities at planned levels and Suncor's ability to produce higher value products can also be impacted by failure to follow operating procedures or operate within established operating parameters, equipment failure through inadequate maintenance, unanticipated erosion or corrosion of facilities, manufacturing and engineering flaws, and labour shortage or interruption. The company is also subject to operational risks such as sabotage, terrorism, trespass, theft and malicious software or network attacks.

In addition to the foregoing factors that affect Suncor's business generally, each business unit is susceptible to additional risks due to the nature of its business, including, amongst others, the following:

•
Suncor's Oil Sands business is susceptible to loss of production, slowdowns, shutdowns or restrictions on our ability to produce higher value products, due to the failure of any one or more interdependent component systems, and other risks inherent to oil sands (mining and in situ) operations;

•
For Suncor's E&P businesses, there are risks and uncertainties associated with drilling for oil and natural gas, the operation and development of such properties and wells (including encountering unexpected formations, pressures, or the presence of hydrogen sulphide), premature declines of reservoirs, sour gas releases, uncontrollable flows of crude oil, natural gas or well fluids and other accidents;

•
E&P offshore operations occur in areas subject to hurricanes and other extreme weather conditions, such as winter storms, pack ice, icebergs and fog. The occurrence of any of these events could result in production shut-ins, the suspension of drilling operations, damage to or destruction of the equipment involved and injury or death of rig personnel. Suncor's offshore operations could also be affected by the actions of Suncor's contractors, joint venture operators and agents that could result in similar catastrophic events at their facilities, or could be indirectly affected by catastrophic events occurring at other third-party offshore operations. In either case, this could give rise to liability, damage to the company's equipment, harm to individuals, force a shutdown of our facilities or operations, or result in a shortage of appropriate equipment or specialists required to perform our planned operations; and

•
Suncor's Refining and Marketing operations are also subject to all of the risks normally inherent in the operation of refineries, terminals, pipelines and other distribution facilities and service stations, including loss of product, slowdowns due to equipment failures, unavailability of feedstock, price and quality of feedstock or other incidents.

Although the company maintains a risk management program, which includes an insurance component, such insurance may not provide adequate coverage in all circumstances, nor are all such risks insurable. It is possible that our insurance coverage will not be sufficient to address the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations, reserves and cash flow.

Government/Regulatory Policy and Compliance

Suncor operates under federal, provincial, state and municipal legislation in numerous countries. The company is also subject to regulation and intervention by governments in oil and gas industry matters, such as land tenure, royalties, taxes (including income taxes), government fees, production rates, environmental protection controls, safety performance, the reduction of GHG and other emissions, the export of crude oil, natural gas and other products, the company's interactions with foreign governments, the awarding or acquisition of exploration and production rights, oil sands leases or other interests, the imposition of specific drilling obligations, control over the development and abandonment of fields and mine sites (including restrictions on production) and possible expropriation or cancellation of contract rights.

Before proceeding with most major projects, including significant changes to existing operations, Suncor must obtain various federal, provincial, state and municipal permits and regulatory approvals. Suncor must also obtain licences to operate certain assets. These processes can involve, among other things, Aboriginal and stakeholder consultation, environmental impact assessments and public hearings, and may be subject to conditions, including security deposit obligations and other commitments. Suncor can also be indirectly impacted by a third party's inability to obtain regulatory approval for a shared infrastructure project or a third-party infrastructure project on which a portion of Suncor's business depends. Compliance can also be affected by the loss of skilled staff, inadequate internal processes and compliance auditing.

As part of ongoing operations, the company is also required to comply with a large number of environmental, health and safety (EH&S) regulations under a variety of Canadian, U.S., U.K. and other foreign, federal, provincial, territorial, state and municipal laws and regulations. Failure to comply with these regulations may result in the imposition of fines and penalties, production constraints,

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reputational damage, denial of operating and growth permit applications, censure, liability for cleanup costs and damages, and the loss of important licences and permits.

Failure to obtain, comply with or maintain regulatory permits and approvals, or failure to obtain them on a timely basis or on satisfactory terms, could result in delays, abandonment or restructuring of projects and increased costs, all of which could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Changes in government policy (including trade policies affecting energy resource exports) or regulation, or the interpretation thereof, or opposition to Suncor's projects or third-party pipeline and infrastructure projects that delay or prevent necessary permits or regulatory approvals could impact Suncor's operations and existing and planned projects. More recently, obtaining such approvals or permits has become more difficult due to increased public opposition and consultation, including Aboriginal consultation requirements. The result of these developments could also lead to additional compliance costs and staffing and resource levels, and also increase exposure to other risks to Suncor's business, including environmental or safety non-compliance and permit approvals, all of which could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Carbon Risk

Public support for climate change action and receptivity to new technologies has grown in recent years. Governments in Canada and around the world have responded to these shifting societal attitudes by adopting ambitious emissions reduction targets and supporting legislation, including measures relating to carbon pricing, clean energy and fuel standards, and alternative energy incentives and mandates. There has also been increased activism and public opposition to fossil fuels and oil sands in particular.

Existing and future laws and regulations may impose significant liabilities on a failure to comply with their requirements. Concerns over climate change and fossil fuel extraction could lead governments to enact additional or more stringent laws and regulations applicable to Suncor and other companies in the energy industry.

Environmental regulation, including regulation relating to climate change, could impact the demand for, formulation or quality of our products, or could require increased capital expenditures, operating expenses and distribution costs, which may or may not be recoverable in the marketplace. In addition, such regulatory changes could necessitate that Suncor develop new technologies. Such technology development could require a significant investment of capital and time, and any delay in or failure to develop such technologies could prevent Suncor from obtaining regulatory approvals for projects or being able to successfully compete with other companies. Increasing environmental regulation in the jurisdictions in which Suncor operates may also make it difficult for Suncor to compete with companies operating in other jurisdictions with fewer or less costly regulations. The complexity and breadth of changes in environmental regulation make it extremely difficult to predict the potential impact to Suncor.

Suncor continues to actively monitor the international and domestic efforts to address climate change. While it currently appears that GHG regulations and targets will continue to become more stringent, and while Suncor will continue efforts to reduce the intensity of its GHG emissions, the absolute GHG emissions of our company are expected to rise as we pursue a growth strategy. Increases in GHG emissions may impact the profitability of our projects, as Suncor will be subject to incremental levies and taxes. There is also a risk that Suncor could face litigation initiated by third parties relating to climate change. In addition, the mechanics of implementation and enforcement of the Oil Sands Emissions Limit Act (Alberta) are currently under review and it is not yet possible to predict the impact on Suncor. However, such impact could be material.

These developments and further such developments in the future could adversely impact the demand for Suncor's products, the ability of Suncor to maintain and grow its production and reserves, and Suncor's reputation and could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Environmental Compliance

Tailings Management

There are risks associated with Suncor's tailings management plans, including with respect to joint arrangements in which Suncor has an interest. Each mine is required under the Alberta Energy Regulator's Directive 085 – Fluid Tailings Management for Oil Sands Mining Projects to update its mine fluid tailings management plans. If those plans are not approved in the timelines anticipated or at all, the operators' ability to implement additional fluid tailings treatment facilities could be adversely impacted, which could result in reductions in production and lower volumes of treated tailings. If the mine exceeds certain compliance levels specified in the TMF, the applicable company could be subject to enforcement actions, including being required to curtail production, and financial consequences, including being subject to a compliance levy or being required to post additional security under the mine financial security program (MFSP). The full impact of the TMF, including the financial consequences of exceeding compliance levels, is

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not yet fully known, as certain associated policies and regulations are still under development. Such policies and regulations could also restrict the technologies that the company may employ for tailings management, which could adversely impact the company's business plans. There could also be risks if the company's tailings management operations fail to operate as anticipated. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Alberta's Land-Use Framework

The implementation of, and compliance with, the terms of the lower Athabasca regional plan (LARP) may adversely impact our current properties and projects in northern Alberta due to, among other things, environmental limits and thresholds. The impact of the LARP on Suncor's operations may be outside of the control of the company, as Suncor's operations could be impacted as a result of restrictions imposed due to the cumulative impact of development, by the other operators in the area and not solely in relation to Suncor's direct impact. The changes in Suncor's business or operations required as a result of the LARP could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Alberta Environment Water Licences

We currently rely on water obtained under licences from Alberta Environment to provide domestic and utility water at our Oil Sands operations. Water licences, like all regulatory approvals, contain conditions to be met in order to maintain compliance with the licence. There can be no assurance that the licences to withdraw water will not be rescinded or that additional conditions will not be added. It is also possible that regional water management approaches may require water sharing agreements between stakeholders. In addition, the expansion of the company's projects may rely on securing licences for additional water withdrawal, and there can be no assurance that these licences will be granted or that they will be granted on terms favourable to Suncor.

There is also a risk that future laws or changes to existing laws or regulations relating to water access could cause capital expenditures and operating expenses relating to water licence compliance to increase.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Market Access

Suncor anticipates higher production of bitumen in future years, due mainly to production growth from Fort Hills. The markets for bitumen blends or heavy crude are more limited than those for light crude, making them more susceptible to supply and demand changes and imbalances (whether as a result of the availability, proximity, and capacity of pipeline facilities, railcars, or otherwise). Heavy crude oil generally receives lower market prices than light crude, due principally to the lower quality and value of the refined product yield and the higher cost to transport the more viscous product on pipelines, and this price differential can be amplified due to supply and demand imbalances. A shortage of condensate to transport bitumen may cause Suncor's cost to increase due to the need to purchase alternative diluent supplies, thereby increasing the cost to transport bitumen to market and increasing Suncor's operating costs, as well as affecting Suncor's bitumen blend marketing strategy.

Market access for oil sands production may be constrained by insufficient pipeline takeaway capacity, including as a result of the lack of new pipelines due to an inability to secure required approvals and negative public perception. There is a risk that constrained market access for oil sands production, growing inland production and refinery outages will potentially create widening differentials that could impact the profitability of product sales, which could have a material adverse effect on our business, financial condition, reserves, results of operations and cash flow.

Information Security

The efficient operation of Suncor's business is dependent on computer hardware and software systems. In the ordinary course of Suncor's business, Suncor collects and stores sensitive data, including intellectual property, proprietary business information and identifiable personal information of our employees and retail customers. Our operations are also dependent upon a large and complex information framework. We rely on industry accepted security measures and technology to protect Suncor's information systems and securely maintain confidential and proprietary information stored on our information systems, and have adopted a continuous process to identify, assess and manage threats to the company's information systems. Suncor's information security risk oversight is conducted by the Governance Committee. However, these measures and technology may not be adequate due to the increasing volume and sophistication of cyber threats. Suncor's information technology and infrastructure, including process control systems, may be vulnerable to attacks by hackers and cyberterrorists motivated by, among others, geopolitical, financial or activist reasons, or breached due to employee error, malfeasance or other disruptions. Any such attack or breach could compromise Suncor's networks and the information Suncor stores could be accessed, publicly disclosed, lost, stolen or compromised. Any such attack, breach, access, disclosure or loss of information could result in legal claims or proceedings, liability under

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laws that protect the privacy of personal information, regulatory penalties, disruptions to Suncor's operations, decreased performance and production, increased costs, and damage to Suncor's reputation, which could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow. Although the company maintains a risk management program, which includes an insurance component that may provide coverage for certain impacts of attacks to or breaches of Suncor's information technology and infrastructure, including process control systems, such insurance does not address all such impacts and may not provide adequate coverage in all circumstances, nor are all such risks insurable. It is possible that our insurance coverage will not be sufficient to address the costs and impacts of any such attack or breach.

Project Execution

There are certain risks associated with the execution of our major projects and the commissioning and integration of new facilities within our existing asset base.

Project execution risk consists of three related primary risks:

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Engineering – a failure in the specification, design or technology selection;

•
Construction – a failure to build the project in the approved time, in accordance with design, and at the agreed cost; and

•
Commissioning and start-up – a failure of the facility to meet agreed performance targets, including operating costs, efficiency, yield and maintenance costs.

Project execution can also be impacted by:

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Failure to comply with Suncor's Asset Delivery and Execution Model;

•
The availability, scheduling and cost of materials, equipment and qualified personnel;

•
The complexities associated with integrating and managing contractor staff and suppliers in a confined construction area;

•
Our ability to obtain the necessary environmental and other regulatory approvals;

•
The impact of general economic, business and market conditions and our ability to finance growth, including major growth projects in progress, if commodity prices were to decline and stay at low levels for an extended period;

•
The impact of weather conditions;

•
Risks relating to restarting projects placed in safe mode, including increased capital costs;

•
The effect of changing government regulation and public expectations in relation to the impact of oil sands development on the environment;

•
Risks associated with offshore fabrication and logistics;

•
Risks relating to scheduling, resources and costs, including the availability and cost of materials, equipment and qualified personnel;

•
The accuracy of project cost estimates, as actual costs for major projects can vary from estimates, and these differences can be material;

•
Our ability to complete strategic transactions; and

•
The commissioning and integration of new facilities within our existing asset base could cause delays in achieving guidance, targets and objectives.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Change Capacity

In order to achieve Suncor's business objectives, the company must operate efficiently, reliably and safely, and, at the same time, deliver growth and sustaining projects safely, on budget and on schedule. The ability to achieve these two sets of objectives is critically important for Suncor to deliver value to shareholders and stakeholders. These ambitious business objectives compete for resources, and may negatively impact the company should there be inadequate consideration of the cumulative impacts of prior and parallel initiatives on people, processes and systems. There is also a risk that these objectives may exceed Suncor's capacity to adopt and implement change. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Joint Arrangement Risk

Suncor has entered into joint arrangements and other contractual arrangements with third parties with respect to certain of its projects, including arrangements where other entities operate assets in which Suncor has ownership or other interests. These joint arrangements include, amongst others, those with respect to Syncrude, Fort Hills, and operations in Suncor's E&P Canada and E&P International businesses. The success and timing of Suncor's activities on assets and projects operated by others, or developed jointly with others, depend upon a number of factors that are outside of Suncor's control, including the timing and amount of capital expenditures, the timing and amount of operational and maintenance expenditures, the operator's expertise, financial resources and risk management practices, the approval of other participants, and the selection of technology.

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These co-owners may have objectives and interests that do not coincide with and may conflict with Suncor's interests. Major capital decisions affecting joint arrangements may require agreement among the co-owners, while certain operational decisions may be made solely at the discretion of the operator of the applicable assets. While joint venture counterparties may generally seek consensus with respect to major decisions concerning the direction and operation of the assets and the development of projects, no assurance can be provided that the future demands or expectations of the parties relating to such assets and projects will be met satisfactorily or in a timely manner. Failure to satisfactorily meet demands or expectations by all of the parties may affect our participation in the operation of such assets or in the development of such projects, our ability to obtain or maintain necessary licences or approvals, or the timing for undertaking various activities. In addition, disputes may arise pertaining to the timing and/or capital commitments with respect to projects that are being jointly developed, which could materially adversely affect the development of such projects and Suncor's business and operations.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Financial Risks

Energy Trading and Risk Management Activities and the Exposure to Counterparties

The nature of Suncor's energy trading and risk management activities, which may make use of derivative financial instruments to hedge its commodity price and other market risks, creates exposure to significant financial risks, which include, but are not limited to, the following:

•
Unfavourable movements in commodity prices, interest rates or foreign exchange could result in a financial or opportunity loss to the company;

•
A lack of counterparties, due to market conditions or other circumstances, could leave us unable to liquidate or offset a position, or unable to do so at or near the previous market price;

•
We may not receive funds or instruments from our counterparty at the expected time or at all;

•
The counterparty could fail to perform an obligation owed to us;

•
Loss as a result of human error or deficiency in our systems or controls; and

•
Loss as a result of contracts being unenforceable or transactions being inadequately documented.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Exchange Rate Fluctuations

Our audited Consolidated Financial Statements are presented in Canadian dollars. The majority of Suncor's revenues from the sale of oil and natural gas are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. The company also holds substantial amounts of U.S. dollar debt. Suncor's results, therefore, can be affected significantly by the exchange rates between the Canadian dollar and the U.S. dollar. The company also undertakes operations administered through international subsidiaries and, so, to a lesser extent, Suncor's results can be affected by the exchange rates between the Canadian dollar and the euro, the British pound and the Norwegian krone. These exchange rates may vary substantially and may give rise to favourable or unfavourable foreign currency exposure. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations. As at December 31, 2016, the Canadian dollar strengthened slightly in relation to the U.S. dollar to 0.74 from 0.72 at the start of 2016. Exchange rate fluctuations could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Interest Rate Risk

We are exposed to fluctuations in short-term Canadian and U.S. interest rates as Suncor maintains a portion of its debt capacity in revolving and floating rate bank facilities and commercial paper, and invests surplus cash in short-term debt instruments. We are also exposed to interest rate risk when debt instruments are maturing and require refinancing, or when new debt capital needs to be raised. We are also exposed to changes in interest rates on derivative instruments used to manage the debt portfolio, including hedges of prospective new debt issuances. Unfavourable changes in interest rates could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Issuance of Debt and Debt Covenants

Suncor expects that future capital expenditures will be financed out of cash balances and cash equivalents, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, divesting of non-core assets and accessing capital markets. This ability is dependent on, among other factors,

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commodity prices, the overall state of the capital markets and investor appetite for investments in the energy industry generally and our securities in particular. To the extent that external sources of capital become limited or unavailable or available on unfavourable terms, our ability to make capital investments and maintain existing properties may be constrained.

If we finance capital expenditures in whole or in part with debt, that may increase our debt levels above industry standards for oil and gas companies of similar size. Depending on future development plans, we may require additional debt financing that may not be available or, if available, may not be available on favourable terms, including higher interest rates and fees. Neither the articles of Suncor nor its bylaws limit the amount of indebtedness that we may incur; however, we are subject to covenants in our existing bank facilities and seek to avoid an unfavourable cost of debt. The level of our indebtedness, from time to time, could impair our ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise and could negatively affect our credit ratings.

We are required to comply with financial and operating covenants under existing credit facilities and debt securities. We routinely review the covenants based on actual and forecast results and have the ability to make changes to our development plans, capital structure and/or dividend policy to comply with covenants under the credit facilities. If Suncor does not comply with the covenants under its credit facilities and debt securities, there is a risk that repayment could be accelerated and/or the company's access to capital could be restricted or only be available on unfavourable terms.

Rating agencies regularly evaluate the company and our subsidiaries. Their ratings of our long-term and short-term debt are based on a number of factors, including our financial strength, as well as factors not entirely within our control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. Credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions, including transactions involving over-the-counter derivatives. There is a risk that one or more of our credit ratings could be downgraded, which could potentially limit our access to private and public credit markets and increase the company's cost of borrowing.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Third-Party Service Providers

Suncor is reliant on the operational integrity of a large number of third-party service providers, including input and output commodity transport (pipelines, rail, trucking, marine) and utilities associated with various Suncor facilities, including electricity. A disruption in service by one of these third parties can also have a dramatic impact on Suncor's operations. Pipeline constraints that affect takeaway capacity or supply of inputs, such as hydrogen and power for example, could impact our ability to produce at capacity levels. Disruptions in pipeline service could adversely affect commodity prices, Suncor's price realizations, refining operations and sales volumes, or limit our ability to produce and deliver production. These interruptions may be caused by the inability of the pipeline to operate or by the oversupply of feedstock into the system that exceeds pipeline capacity. Short-term operational constraints on pipeline systems arising from pipeline interruption and/or increased supply of crude oil have occurred in the past and could occur in the future. There is a risk that third-party outages could impact Suncor's production or price realizations, which could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Royalties and Taxes

Suncor is subject to royalties and taxes imposed by governments in numerous jurisdictions.

Royalties can be impacted by changes in crude oil and natural gas pricing, production volumes, and capital and operating costs, by changes to existing legislation or PSCs, and by results of regulatory audits of prior year filings and other such events. The final determination of these events may have a material impact on the company's royalties expense.

An increase in Suncor's royalties expense, income taxes, property taxes, carbon taxes, tariffs, duties, border taxes, and other taxes and government-imposed compliance costs, could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Foreign Operations

The company has operations in a number of countries with different political, economic and social systems. As a result, the company's operations and related assets are subject to a number of risks and other uncertainties arising from foreign government sovereignty over the company's international operations, which may include, among other things:

•
Currency restrictions and restrictions on repatriation of funds;

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•
Loss of revenue, property and equipment as a result of expropriation, nationalization, war, insurrection and geopolitical and other political risks;

•
Increases in taxes and government royalties;

•
Compliance with existing and emerging anti-corruption laws, including the Foreign Corrupt Practices Act (United States), the Corruption of Foreign Public Officials Act (Canada) and the United Kingdom Bribery Act;

•
Renegotiation of contracts with government entities and quasi-government agencies;

•
Changes in laws and policies governing operations of foreign-based companies; and

•
Economic and legal sanctions (such as restrictions against countries experiencing political violence, or countries that other governments may deem to sponsor terrorism).

If a dispute arises in the company's foreign operations, the company may be subject to the exclusive jurisdiction of foreign courts or may not be able to subject foreign persons to the jurisdiction of a court in Canada or the U.S. In addition, as a result of activities in these areas and a continuing evolution of an international framework for corporate responsibility and accountability for international crimes, there is a risk the company could also be exposed to potential claims for alleged breaches of international or local law.

The impact that future potential terrorist attacks, regional hostilities or political violence may have on the oil and gas industry, and on our operations in particular, is not known at this time. This uncertainty may affect operations in unpredictable ways, including disruptions of fuel supplies and markets, particularly crude oil, and the possibility that infrastructure facilities, including pipelines, production facilities, processing plants and refineries, could be direct targets of, or collateral damage of, an act of terror, political violence or war. Suncor may be required to incur significant costs in the future to safeguard our assets against terrorist activities or to remediate potential damage to our facilities. There can be no assurance that Suncor will be successful in protecting itself against these risks and the related financial consequences.

Despite Suncor's training and policies around bribery and other forms of corruption, there is a risk that Suncor, or some of its employees or contractors, could be charged with bribery or corruption. Any of these violations could result in onerous penalties. Even allegations of such behaviour could impair Suncor's ability to work with governments or non-government organizations and could result in the formal exclusion of Suncor from a country or area, sanctions, fines, project cancellations or delays, the inability to raise or borrow capital, reputational impacts and increased investor concern.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations, reserves and cash flow.

Technology Risk

There are risks associated with growth and other capital projects that rely largely or partly on new technologies and the incorporation of such technologies into new or existing operations, including that the results of the application of new technologies may differ from simulated or test environments. The success of projects incorporating new technologies cannot be assured. Advantages accrue to companies that can develop and adopt emerging technologies in advance of competitors. The inability to develop, implement and monitor new technologies may impact the company's ability to develop its new or existing operations in a profitable manner, which could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Skills, Resource Shortage and Reliance on Key Personnel

The successful operation of Suncor's businesses and our ability to expand operations will depend upon the availability of, and competition for, skilled labour and materials supply. There is a risk that we may have difficulty sourcing the required labour for current and future operations. The risk could manifest itself primarily through an inability to recruit new staff without a dilution of talent, to train, develop and retain high-quality and experienced staff without unacceptably high attrition, and to satisfy an employee's work/life balance and desire for competitive compensation. The labour market in Alberta has been historically tight, and while the current economic situation has partially moderated this effect, it remains a risk to be managed. The increasing age of our existing workforce adds further pressure. Materials may also be in short supply due to smaller labour forces in many manufacturing operations. Our ability to operate safely and effectively and complete all our projects on time and on budget has the potential to be significantly impacted by these risks and this impact could be material.

Our success also depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on the company. The contributions of the existing management team to the immediate and near-term operations of the company are likely to continue to be of central importance for the foreseeable future.

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Labour Relations

Hourly employees at our Oil Sands facilities, all of our refineries, certain of our terminal and distribution operations, and our Terra Nova Floating Production, Storage and Offloading are represented by labour unions or employee associations. Approximately 34% of the company's employees were covered by collective agreements at the end of 2016. Negotiations for a new collective agreement are in progress with Unifor at Suncor's Montreal refinery and at Terra Nova. Any work interruptions involving our employees (including as a result of the failure to successfully negotiate new collective agreements with Unifor), contract trades utilized in our projects or operations, or any jointly owned facilities operated by another entity, present a significant risk to the company and could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Competition

The global petroleum industry is highly competitive in many aspects, including the exploration for and the development of new sources of supply, the acquisition of crude oil and natural gas interests, and the refining, distribution and marketing of refined petroleum products. We compete in virtually every aspect of our business with other energy companies. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers.

For Suncor's Oil Sands segment, a number of other companies have entered, or may enter, the oil sands business and begin producing bitumen and SCO, or expand their existing operations. It is difficult to assess the number, level of production and ultimate timing of all potential new projects or when existing production levels may increase. During recent years, a global focus on the oil sands through increasing industry consolidation that has created competitors with financial capacity has significantly increased the supply of bitumen, SCO and heavy crude oil in the marketplace. Although current commodity pricing has slowed certain larger projects in the short term, the impact of this level of activity on regional infrastructure, including pipelines, has placed stress on the availability and cost of all resources required to build and run new and existing oil sands operations.

For Suncor's Refining and Marketing business, management expects that fluctuations in demand for refined products, margin volatility and overall marketplace competitiveness will continue. In addition, to the extent that our downstream business unit participates in new product markets, it could be exposed to margin risk and volatility from either cost and/or selling price fluctuations.

There is a risk that increased competition could cause costs to increase, put further strain on existing infrastructure and cause margins for refined and unrefined products to be volatile, which could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Land Claims and Aboriginal Consultation

Aboriginal Peoples have claimed Aboriginal title and rights to portions of Western Canada. In addition, Aboriginal Peoples have filed claims against industry participants relating in part to land claims, which may affect our business.

The requirement to consult with Aboriginal Peoples in respect of oil and gas projects and related infrastructure has also increased in recent years. In addition, the Canadian federal government and the provincial government in Alberta have made a commitment to renew their relationships with Aboriginal Peoples of Canada. The federal government has stated it now fully supports the United Nations Declaration on the Rights of Indigenous Peoples (the Declaration) without qualification and that Canada intends "nothing less than to adopt and implement the Declaration in accordance with the Canadian Constitution." The Alberta government is also currently exploring how best to implement the principles and objectives of the Declaration in a way that is consistent with the Constitution and Alberta law. At this time, it is unclear how the Declaration will be adopted into Canadian law and the impact of the Declaration on the Crown's duty to consult with Aboriginal Peoples.

We are unable to assess the effect, if any, that any such land claims or consultation requirements with Aboriginal Peoples may have on our business; however, the impact may be material.

Litigation Risk

There is a risk that Suncor may be subject to litigation, and claims under such litigation may be material. Various types of claims may be raised in these proceedings, including, but not limited to, environmental damage, breach of contract, product liability, antitrust, bribery and other forms of corruption, tax, patent infringement and employment matters. Litigation is subject to uncertainty and it is possible that there could be material adverse developments in pending or future cases. Unfavourable outcomes or settlements of litigation could encourage the commencement of additional litigation. Suncor may also be subject to adverse publicity and reputational impacts associated with such matters, regardless of whether Suncor is ultimately found liable. There is a risk that the outcome of such litigation may be materially adverse and/or we may be required to incur significant expenses or devote

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significant resources in defense against such litigation, the success of which cannot be guaranteed.

Dividends

Our payment of future dividends on our common shares will be dependent on, among other things, legislative requirements, our financial condition, results of operations, cash flow, the need for funds to finance ongoing operations, debt covenants and other business considerations as the company's Board of Directors considers relevant. There can be no assurance that Suncor will continue to pay dividends in the future.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Other Risk Factors

A detailed discussion of additional risk factors is presented in our most recent Annual Information Form / Form 40-F, filed with the Canadian and U.S. securities regulators, respectively.

11. OTHER ITEMS

Control Environment

Based on their evaluation as of December 31, 2016, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as of December 31, 2016, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

The effectiveness of our internal control over financial reporting as at December 31, 2016 was audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in our audited Consolidated Financial Statements for the year ended December 31, 2016.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

There have been no changes to the corporate guidance ranges previously issued on November 17, 2016. For further details and advisories regarding Suncor's 2017 corporate guidance, see www.suncor.com/guidance.

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12. ADVISORIES

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings (loss), ROCE, funds from (used in) operations (previously referred to as cash flow from (used in) operations), discretionary free cash flow, Oil Sands operations cash operating costs, Syncrude cash operating costs, refining gross margin, refining operating expense and LIFO – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings (Loss)

Operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses operating earnings (loss) to evaluate operating performance, because management believes it provides better comparability between periods. For the years ended December 31, 2016, December 31, 2015 and December 31, 2014, consolidated operating earnings (loss) are reconciled to net earnings (loss) in the Financial Information section of this MD&A and operating earnings (loss) for each segment are reconciled to net earnings (loss) in the Segment Results and Analysis section of the MD&A. Operating earnings (loss) for the three months ended December 31, 2016 and December 31, 2015 are reconciled to net earnings (loss) below.

Bridge Analyses of Operating Earnings

Throughout this MD&A, the company presents charts that illustrate the change in operating earnings from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings narratives following the bridge analyses in that particular section of the MD&A. These bridge analyses are presented because management uses this presentation to analyze performance.

•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and Exploration and Production segments and throughput volumes and mix for the Refining and Marketing segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties. Also included are refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya.

•
The factor for Operating and Transportation Expense includes project start-up costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other Income includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in statutory income tax rates, and other income tax adjustments.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still

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being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

Year ended December 31 ($ millions, except as noted)		2016	2015	2014

Adjustments to net earnings

Net earnings (loss) attributed to common shareholders		434	(1 995)	2 699

Add after-tax amounts for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		(524)	1 930	722

Net interest expense		304	312	229

	A	214	247	3 650

Capital employed – beginning of twelve-month period

Net debt		11 254	7 834	6 256

Shareholders' equity		39 039	41 603	41 180

		50 293	49 437	47 436

Capital employed – end of twelve-month period

Net debt		14 414	11 254	7 834

Shareholders' equity		44 630	39 039	41 603

		59 044	50 293	49 437

Average capital employed	B	57 999	50 565	48 797

ROCE – including major projects in progress (%)	A/B	0.4	0.5	7.5

Average capitalized costs related to major projects in progress	C	10 147	7 195	6 203

ROCE – excluding major projects in progress (%)	A/(B-C)	0.5	0.6	8.6

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Funds from (used in) Operations and Discretionary Free Cash Flow

Funds from (used in) operations (previously referred to as cash flow from (used in) operations, with the calculation being unchanged from prior years) is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by (used in) operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, the timing of offshore feedstock purchases and payments for fuel and income taxes, and the timing of cash flows related to accounts receivable and accounts payable, which management believes reduces comparability between periods.

	Oil Sands			Exploration and Production			Refining and Marketing
Year ended December 31 ($ millions)	2016	2015	2014	2016	2015	2014	2016	2015	2014

Net (loss) earnings	(1 149)	(856)	1 776	190	(758)	653	1 890	2 306	1 767

Adjustments for:

Depreciation, depletion, amortization and impairment	3 864	3 583	4 035	1 381	3 106	1 349	702	685	646

Deferred income taxes	(78)	172	(139)	(506)	(1 235)	(115)	12	(21)	(46)

Accretion of liabilities	208	144	140	53	50	44	7	7	7

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	—	—	—

Change in fair value of financial instruments and trading inventory	19	20	(34)	—	—	—	27	60	(82)

Loss on debt extinguishment	—	—	—	—	—	—	—	—	—

(Gain) loss on disposal of assets	(33)	8	3	—	(5)	(82)	(35)	(109)	(11)

Share-based compensation	41	13	22	12	9	8	21	2	4

Exploration expenses	—	—	—	204	255	104	—	—	—

Settlement of decommissioning and restoration liabilities	(248)	(277)	(324)	(1)	(5)	(20)	(20)	(20)	(20)

Other	45	28	(79)	(20)	(31)	(32)	2	11	(3)

Funds from (used in) operations	2 669	2 835	5 400	1 313	1 386	1 909	2 606	2 921	2 262

(Increase) decrease in non-cash working capital	(383)	(27)	1 252	60	322	201	787	306	(306)

Cash flow provided by (used in) operating activities	2 286	2 808	6 652	1 373	1 708	2 110	3 393	3 227	1 956

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	Corporate, Energy Trading and Eliminations			Total
Year ended December 31 ($ millions)	2016	2015	2014	2016	2015	2014

Net (loss) earnings	(486)	(2 687)	(1 497)	445	(1 995)	2 699

Adjustments for:

Depreciation, depletion, amortization and impairment	170	126	110	6 117	7 500	6 140

Deferred income taxes	60	160	76	(512)	(924)	(224)

Accretion of liabilities	1	(4)	7	269	197	198

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(458)	1 967	839	(458)	1 967	839

Change in fair value of financial instruments and trading inventory	(53)	7	(93)	(7)	87	(209)

Loss on debt extinguishment	99	—	—	99	—	—

Gain on disposal of assets	—	(4)	—	(68)	(110)	(90)

Share-based compensation	68	(6)	72	142	18	106

Exploration expenses	—	—	—	204	255	104

Settlement of decommissioning and restoration liabilities	—	—	—	(269)	(302)	(364)

Other	(1)	105	(27)	26	113	(141)

Funds (used in) from operations	(600)	(336)	(513)	5 988	6 806	9 058

(Increase) decrease in non-cash working capital	(772)	(523)	(1 269)	(308)	78	(122)

Cash flow (used in) provided by operating activities	(1 372)	(859)	(1 782)	5 680	6 884	8 936

Discretionary free cash flow is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting sustaining capital, inclusive of associated capitalized interest, and dividends. Discretionary free cash flow reflects cash available for increasing distributions to shareholders and to fund growth investments. Management uses discretionary free cash flow to measure the capacity of the company to increase returns to shareholders and grow the business. The following is a reconciliation of discretionary free cash flow for Suncor's last three years of operations.

($ millions)	2016	2015	2014

Funds from operations	5 988	6 806	9 058

Sustaining capital and dividends	(4 191)	(4 250)	(4 504)

Discretionary Free Cash Flow	1 797	2 556	4 554

Oil Sands Operations and Syncrude Cash Operating Costs

Oil Sands operations and Syncrude cash operating costs are non-GAAP financial measures. Oil Sands operations cash operating costs are calculated by adjusting Oil Sands segment OS&G expense (a GAAP measure based on sales volumes) for i) costs pertaining to Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, research, and the expense recorded as part of a non-monetary arrangement involving a third-party processor; iii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iv) project start-up costs; and v) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Syncrude cash operating costs are calculated by adjusting Syncrude OS&G for non-production costs that management believes do not relate to the production performance of Syncrude operations, including, but not limited to, share-based compensation, research and project start-up costs. Oil Sands operations and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses Oil Sands operations and Syncrude cash operating costs to measure Oil Sands operating performance.

70   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Refining Margin and Refining Operating Expense

Refining margin and refining operating expense are non-GAAP financial measures. Refining margin is calculated by adjusting R&M segment operating revenues, other income and purchases of crude oil and products (GAAP measures) for non-refining margin pertaining to the company's supply, marketing, lubricants and ethanol businesses. Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company's supply, marketing, lubricants and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining margin and refining operating expense to measure operating performance on a production barrel basis.

Year ended December 31 ($ millions, except as noted)	2016	2015	2014

Refining gross margin reconciliation

Gross margin, operating revenues less purchases of crude oil and products	5 813	6 311	5 663

Other income	16	86	184

Non-refining margin	(2 403)	(2 123)	(1 835)

Refining margin	3 426	4 274	4 012

Refinery production(1) (mbbls)	168 798	171 581	168 536

Refining margin ($/bbl)	20.30	24.90	23.80

Refining operating expense reconciliation

Operating, selling and general expense	2 203	2 219	2 495

Non-refining costs	(1 343)	(1 338)	(1 490)

Refining operating expense	860	881	1 005

Refinery production(1)	168 798	171 581	168 536

Refining operating expense ($/bbl)	5.10	5.10	6.00

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

Impact of First-in, First-out Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO valuation methodology. For Suncor, this results in a lag between the sales prices for refined products, which reflects current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

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Operating Earnings Reconciliations – Fourth Quarter 2016 and 2015

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Net earnings (loss) as reported	276	(616)	54	(1 263)	524	506	(323)	(634)	531	(2 007)

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	222	382	222	382

Derecognition and impairments	40	386	—	1 213	—	—	31	—	71	1 599

Non-cash mark to market gain on interest rate swaps	—		—	—	—		(188)	—	(188)	—

Operating earnings (loss)	316	(230)	54	(50)	524	506	(258)	(252)	636	(26)

Funds from Operations Reconciliations – Fourth Quarter 2016 and 2015

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Net earnings (loss)	276	(616)	54	(1 263)	524	506	(323)	(634)	531	(2 007)

Adjustments for:

Depreciation, depletion, amortization and impairment	1 038	1 260	294	2 063	196	176	73	30	1 601	3 529

Deferred income taxes	(14)	(174)	(44)	(579)	(3)	(36)	(9)	54	(70)	(735)

Accretion of liabilities	53	38	10	13	2	2	—	(2)	65	51

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	313	386	313	386

Change in fair value of financial instruments and trading inventory	—	(14)	—	—	(1)	(32)	(271)	83	(272)	37

Gain on disposal of assets	—	—	—	—	(21)	(4)	—	(1)	(21)	(5)

Share-based compensation	57	21	7	3	32	11	105	35	201	70

Exploration expenses	—	—	65	41	—	—	—	—	65	41

Settlement of decommissioning and restoration liabilities	(55)	(37)	(1)	(3)	(7)	(7)	—	—	(63)	(47)

Other	17	(11)	—	(18)	—	(11)	(2)	14	15	(26)

Funds from (used in) operations	1 372	467	385	257	722	605	(114)	(35)	2 365	1 294

Increase (decrease) in non-cash working capital	217	(2)	156	45	982	424	(929)	(318)	426	149

Cash flow provided by (used in) operating activities	1 589	465	541	302	1 704	1 029	(1 043)	(353)	2 791	1 443

72   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement

bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day

mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m3	cubic metres

MW	Megawatts
MWh	Megawatt hour
Places and Currencies

U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia

$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Financial and Business Environment

DD&A	Depreciation, depletion and amortization

WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil
MSW	Mixed Sweet Blend
NYMEX	New York Mercantile Exchange

Forward-Looking Information

The MD&A contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies, including royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; the satisfaction by third parties of their obligations to Suncor; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "future", "potential", "opportunity", "would" and similar expressions.

Forward-looking statements in this MD&A include references to:

Suncor's expectations about growth and other projects, the performance, costs and development of its assets, production volumes, and capital expenditures, including:

•
Statements about the Fort Hills mining project, including: that the company estimates the overall cost of the Fort Hills project to be between $16.5 and $17.0 billion; that Suncor's share of the estimated project cost is $8.1 to $8.3 billion; that Suncor's share of Fort Hills' remaining project capital is between $1.6 and $1.8 billion; that the majority of the spend will occur in 2017 and will be completed within Suncor's existing capital guidance range; planned gross production capacity of 194,000 bbls/d; that Suncor's total capital intensity is expected to remain consistent with the original sanction estimate of $84,000 per flowing barrel of bitumen; that first oil continues to remain on track for late 2017 and the expectation that over 90% of nameplate capacity will be achieved within twelve months; technology to be used for mine development, including carbon-rejecting extraction technology expected to allow the mine to produce a higher quality and lower GHG intensity bitumen product that can be sold directly to market; expected project activities in 2017; and that sustaining capital expenditures in 2017 will continue to develop early-works sustaining activities that will support the

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  execution of the mine and tailings plan following the commencement of production;

•
Statements about the Hebron project, including: that the field includes a gravity-based structure design supporting a gross oil production rate of 150,000 bbls/d (31,600 boe/d net to Suncor); expected project activity in 2017; Suncor's share of the project cost estimate provided by the project operator of approximately $2.8 billion (+/- 10%); and that first oil at the Hebron project is expected in late 2017;

•
Statements about the Rosebank future development project, including that it will be complementary to Suncor's existing U.K. portfolio;

•
Statements about the Oda development project, including: that the company's share of peak oil production from the project is estimated to be 10,500 boe/d; planned work in 2017; and that first oil is expected in 2019;

•
Plans for sustaining capital at Oil Sands operations, which are expected to focus on planned maintenance, which includes events at Upgrader 1, Upgrader 2 and Firebag. Additional sustaining capital will be directed to maintaining production capacity at existing facilities, primarily related to new well pads for In Situ assets to offset natural production declines, new tailings treatment infrastructure, ongoing modernization of the company's heavy-haul truck fleet, as well as routine maintenance and risk mitigation projects across all facilities;

•
Oil Sands operations growth capital will continue to focus on the ETF development, which will support market access for Fort Hills' bitumen;

•
The expectation that well pads under construction will maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads declines;

•
The expectation that sustaining capital expenditures in 2017 for Syncrude will focus on planned maintenance, and maintaining production capacity;

•
The opportunity for production growth through low-cost integration, debottlenecks, expansions and increased reliability, plans to leverage Oil Sands operations' and Syncrude's regional expertise and asset base to advance Syncrude and to improve upon existing synergies through asset integration, and operational excellence initiatives targeting improving facility utilization and workforce productivity, including a continued focus on upgrader reliability, and the expectation that this will achieve steady production growth while reducing operating costs;

•
The primary focus for both cost management and capital discipline in 2017 to continue efforts to sustainably reduce controllable operating costs through elimination of non-critical work and close collaboration with suppliers and business partners, as well as the continued focus on managing investment opportunities, including sustainability priorities, through a robust asset development process and realizing productivity improvements;

•
Plan for E&P, including: the evaluation of exploration and development opportunities; plans for drilling activities at Terra Nova; and that growth capital in 2017 will include development drilling at White Rose, Hibernia and Terra Nova within E&P Canada, as well as spending for the Oda and Rosebank development projects within E&P International;

•
The expectation that sustaining capital for Refining and Marketing will focus on planned maintenance events and routine asset replacement; and

•
Suncor's plan to continue to leverage the Petro-Canada brand to increase non-petroleum revenues through the company's network of convenience stores and car washes.

The anticipated duration and impact of planned maintenance events, including:

•
Planned Upgrader 1 maintenance at the end of the first quarter of 2017, with completion anticipated in the second quarter of 2017, and maintenance events at Upgrader 2 and Upgrader 1 scheduled for the second quarter of 2017 and the third quarter of 2017, respectively, as well as a planned turnaround scheduled for Firebag in the second quarter of 2017;

•
A planned three-week maintenance event at Terra Nova scheduled to commence in the third quarter of 2017; and

•
A planned maintenance event at the Montreal refinery in the second quarter of 2017.

Also:

•
Suncor's strategies and commitments, including delivering competitive and sustainable returns to shareholders by focusing on capital discipline, operational excellence and long-term profitable growth, and by leveraging our competitive differentiators of an industry-leading oil sands reserves base, a proven integrated model, financial strength, industry expertise and a commitment to sustainability, and key components of Suncor's strategy, including profitably operating and developing our reserves, optimizing value through integration, achieving industry-leading unit costs in each business segment, and being an industry leader in sustainable development;

74   SUNCOR ENERGY INC. ANNUAL REPORT 2016

•
Anticipated proceeds from the divestment of non-core assets of $2.0 billion;

•
The participation agreements signed with the Fort McKay and Mikisew Cree First Nations for the sale of a combined 49% interest in the ETF development for estimated proceeds of approximately $500 million and the expectation that the transactions will close in the third quarter of 2017;

•
Economic sensitivities;

•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources;

•
The belief that the company will have the capital resources to fund its planned 2017 capital spending program of $4.8 to $5.2 billion and to meet current and future working capital requirements through cash balances and cash equivalents, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, divesting of non-core assets and accessing capital markets;

•
The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings;

•
Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans and pricing environment. Suncor believes that a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels; and

•
Suncor's intention to repay early, in the second quarter of 2017, the U.S.$1.25 billion 6.10% notes currently scheduled to mature June 1, 2018 and to fund the repayment with the proceeds of asset divestments realized earlier in 2017.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing

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political unrest and that operations in Syria continue to be impacted by sanctions or political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes in environmental and other regulations and policies; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third-party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control; risks associated with land claims and Aboriginal consultation requirements; risks relating to litigation; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout this MD&A, including under the heading Risk Factors, and the company's 2016 AIF dated March 1, 2017 and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

76   SUNCOR ENERGY INC. ANNUAL REPORT 2016

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  EXHIBIT 99-2
Management's Discussion and Analysis for the fiscal year ended December 31, 2016, dated March 1, 2017